SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Simtek Corporation

(Name of Subject Company)

Simtek Corporation

(Name(s) of Persons filing statement)

Common Stock, par value $0.0001 per share

(Title of Class of securities)

829204106

(CUSIP Number of Class of Securities)

Harold Blomquist

Chief Executive Officer and President

Simtek Corporation

4250 Buckingham Drive #100

Colorado Springs, CO 80907

(719) 531-9444

(Name, address and telephone number of person(s)

authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Hendrik F. Jordaan, Esq.

Lee D. Vogel, Esq.

Holme Roberts & Owen LLP

1700 Lincoln Street, Suite 4100

Denver, CO 80203

(303) 861-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company is Simtek Corporation, a Delaware corporation (“Simtek” or the “Company”). The address and telephone number of the principal executive offices of Simtek are 4250 Buckingham Drive #100, Colorado Springs, CO 80907, (719) 531-9444.

(b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (this “Schedule 14D-9”) relates is the common stock of the Company, par value $0.0001 per share (the “Shares”). As of August 12, 2008, there were 16,579,886 Shares issued and outstanding, outstanding warrants to purchase 3,043,646 Shares, employee and director stock options to purchase 2,214,201 Shares and debentures convertible into 954,545 Shares.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The filing person of this Schedule 14D-9 is Simtek Corporation. Its address and telephone number are stated in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to the tender offer being made by Copper Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), disclosed in a Tender Offer Statement on Schedule TO dated August 15, 2008 (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Cypress with the Securities and Exchange Commission (the “SEC”) on August 15, 2008, and under which Purchaser is offering to purchase all of the issued and outstanding Shares of the Company at a price of $2.60 per Share in cash, net to the seller in cash without any interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 15, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 1, 2008 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Purchaser, Cypress and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), the Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Cypress (the “Surviving Corporation”), and each Share that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price. The Company’s current subsidiaries (namely, AgigA Tech, Inc. and Simtek GmbH) will continue as subsidiaries of the Surviving Corporation and thus will be indirect subsidiaries of Cypress.

The Offer is described in greater detail in the Schedule TO which was filed with the SEC on August 15, 2008 and is available at the SEC’s website at www.sec.gov. The Offer to Purchase and Letter of Transmittal are being mailed to the stockholders concurrently with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is conditioned upon, among other things, the condition that, prior to the scheduled expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares, that, together with the Shares then owned by Cypress and Purchaser (if any), represents at least a majority of the sum of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding Company options to purchase Shares with exercise prices less than the Offer Price that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such Company options satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (z) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than Company options) with exercise or conversion prices less than the Offer Price that are held by persons other than Cypress or Purchaser or affiliates thereof and that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions as described in the Merger Agreement, including, among other conditions, (i) the obtainment or receipt of any clearances, consents, approvals, orders and authorizations of any governmental entity or that Cypress reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) on terms that do not involve certain adverse regulatory conditions more fully described in the Merger Agreement, (ii) the accuracy of representations and warranties of the Company in accordance with the terms of the Merger Agreement, (iii) the performance and compliance of covenants or other agreements of the Company required to be performed or complied with by the Company under the Merger Agreement, (iv) the absence of any material adverse change in the Company, (v) the absence of any governmental proceedings that would, among other things, prohibit or prevent the Offer or the Merger or (vi) the absence of any governmental proceedings or orders or any laws that would prohibit or prevent the Offer or the Merger or have certain other negative effects, all as more fully described in the Merger Agreement.

In the event that any of the conditions of the Offer, including the Minimum Condition, are not satisfied or waived as of the then scheduled expiration date of the Offer, the Purchaser, at the request of the Company, or at its option may extend the Offer for one (1) successive ten (10) business day period in order to permit the satisfaction of such conditions to the Offer, after which ten (10) business day period, Purchaser may (but shall not be required to) extend the Offer for one (1) or more successive extension periods of ten (10) business days each in order to permit the satisfaction of the conditions to the Offer. There are certain other scenarios, each as described in the Merger Agreement, whereby the Offer may be extended. Pursuant to the Merger Agreement, the Company has granted to Cypress and Purchaser an assignable and irrevocable option (the “Top-Up Option”), exercisable only after consummation of the Offer and only upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase a number of newly-issued Shares at a price per share equal to the Offer Price, that when added to the Shares owned by Cypress and Purchaser at the time of exercise of the Top-Up Option, would equal 91% of the number of Shares that would be outstanding immediately after the issuance of all Shares pursuant to the Top-Up Option, at which point it could effect the short-form merger. The Top-Up Option can only be exercised when (i) the Shares issued pursuant to the Top-Up Option will enable Cypress and its affiliates (including Purchaser) to obtain at least 90% of the issued and outstanding Shares (“Short Form Threshold”); (ii) the number of Shares issued pursuant to the Top-Up Option would not exceed the total number of authorized but unissued Shares; and (iii) such issuance would not violate any applicable regulatory requirement. If, following the closing of the Offer and the exercise of the Top-Up Option, if applicable, Cypress and its affiliates (including Purchaser) acquire at least 90% of the issued and outstanding Shares and certain other conditions are satisfied, Purchaser is required to effect a “short-form” merger to acquire any remaining outstanding Shares without the requirement of a stockholder vote. Provided that no legal or regulatory requirement shall prohibit the granting or exercise of the Top-Up Option or the issuance of Shares pursuant to such exercise, the Top-Up Option may be exercised by Cypress or the Purchaser, at any time at or after the Acceptance Time.

Purchaser may (but shall not be required to), in its discretion, elect to provide for a subsequent offering period of not less than three (3) nor more than twenty (20) business days, which subsequent offering period shall commence immediately following the first time at which Purchaser accepts for payment any Shares tendered pursuant to the Offer (the “Acceptance Time”).

If the Purchaser does not beneficially acquire, together with any Shares beneficially owned by Cypress and its affiliates, at least the Short Form Threshold, Cypress, Purchaser and the Company will not be permitted to consummate the Merger without the approval of the Company’s stockholders. In that event, the Company would be required to convene a meeting of stockholders and obtain the affirmative vote of the holders of a majority of the Shares outstanding on the record date for the meeting of stockholders in order to approve the Merger, which would mean that the Merger would not occur for some extended period of time after the expiration of the Offer. No interest will be paid for Shares acquired in the Merger. Accordingly, in order to receive the Offer Price promptly, stockholders who wish to receive the Offer Price should tender their Shares in the Offer.

Immediately prior to the effective time of the Merger (the “Effective Time”), the vesting of each outstanding option to acquire Shares will accelerate in full. Each option of the Company will be cancelled and automatically convert into the right to receive a lump sum amount in cash equal to the number of Shares underlying such Company option multiplied by the difference between the Offer Price and the exercise price per Share subject to such option, less any applicable withholding taxes.

Immediately prior to the Effective Time, each unexercised Company warrant outstanding shall, in accordance and subject to its terms, cease to represent a right to acquire Shares and, as of and following the Effective Time no consideration shall be payable by Cypress, Purchaser, the Company or the Surviving Corporation therefor.

Upon the Effective Time, the Company will become a direct wholly owned subsidiary of Cypress. In the Merger, each outstanding Share will be converted into the right to receive the Offer Price and subject to appraisal rights. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Purchaser and Cypress is 198 Champion Court, San Jose, CA 95134 and its telephone number is (408) 943-2600.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors and affiliates or (ii) Purchaser, Cypress or their respective executive officers, directors or affiliates.

(a) Arrangements between the Company or its Affiliates and Its Current Executive Officers or Directors

Employment Agreements

The Company previously entered into a Terms of Executive Employment Agreement, dated April 13, 2005 (the “Employment Agreement”), with Harold Blomquist, the Company’s Chief Executive Officer and a director. Pursuant to the terms of his employment, if Mr. Blomquist terminates employment as a result of constructive termination relating to a change of control of the Company, all of Mr. Blomquist’s unvested stock options will immediately vest and he will continue to receive his base salary, benefits and cash and stock bonuses for 18 months. (Mr. Blomquist’s annual base salary is $325,000).

The Company previously entered into an Employment Letter, dated April 25, 2006 (the “Employment Letter”), with Brian Alleman, the Company’s Chief Financial Officer. If Mr. Alleman is terminated without good cause, or if Mr. Alleman terminates his employment for good cause, Mr. Alleman will be provided with separation pay equal to three months of his full base salary and three additional months at 50% of full base salary (Mr. Alleman’s annual base salary is $225,000).

On April 3, 2008, the Company’s majority-owned subsidiary, AgigA Tech, Inc. (“AgigA”) entered into a letter agreement with Ron Sartore (the “Letter Agreement”) whereby Mr. Sartore is employed as the President of AgigA. On February 13, 2008, the Company, AgigA and Mr. Sartore entered into a Founders Stock Agreement, pursuant to which Mr. Sartore was granted common stock of AgigA that vests over five years. The Founders Stock Agreement has been amended pursuant to an agreement entered into in connection with the Merger Agreement.

The foregoing summaries are qualified in their entirety by reference to the Employment Agreement, Employment Letter, Letter Agreement and Founders Stock Agreement that are filed as Exhibit (e)(2), Exhibit (e)(3), Exhibit (e)(4) and Exhibit (e)(5), hereto and are incorporated herein by reference.

Change of Control

The Company previously entered into a Change of Control Agreement, dated March 20, 2008, with Brian Alleman, the Company’s Chief Financial Officer. This Change of Control Agreement, which has a term of one year, provides generally that, if the Company undergoes a change of control and if, within 12 months following such change of control, Mr. Alleman is terminated by the Company (other than for cause), then the Company shall continue to pay Mr. Alleman his base salary for whatever length of time is remaining (starting from the date of termination) until the expiration of 12 months from the date of the change of control.

AgigA previously entered into a Change of Control Agreement, dated April 3, 2008, with Ron Sartore. This AgigA Change of Control Agreement, which has a term of two years, provides generally that, if AgigA undergoes a change of control and if, within 12 months following such change of control, Mr. Sartore is terminated by AgigA (other than for cause), then AgigA shall continue to pay Mr. Sartore his base salary for whatever length of time is remaining (starting from the date of termination) until the expiration of 12 months from the date of the change of control. Neither the Offer nor the Merger will constitute a change of control of AgigA under such agreement.

The foregoing summaries are qualified in their entirety by reference to the Change of Control Agreements that are filed as Exhibit (e)(6) and Exhibit (e)(7) hereto and are incorporated herein by reference.

Warrants

The Company is party to a number of warrant agreements with certain of its directors and officers. Certain of our officers currently hold warrants to purchase a total of 4,747 Shares with an exercise price of $5.40. Certain of our directors and their family members hold warrants to purchase a total of 7,596 Shares with an exercise price of $5.40. The foregoing description of these warrant agreements is qualified in its entirety by reference to the form of Stock Purchase Warrant that is filed as Exhibit (e)(8) and is incorporated herein by reference. Warrants held by companies affiliated with one of our directors are mentioned in Item 3(d) below.

Company Equity Incentive Plans

The Company maintains two equity incentive plans, the 2007 Equity Incentive Plan (the “2007 Equity Incentive Plan”) and the 1994 Stock Option Plan (the “1994 Stock Option Plan” and, together with the 2007 Equity Incentive Plan, the “Company Equity Incentive Plans”), pursuant to which the Company grants equity-based awards to its officers, directors, consultants and advisors. Descriptions of the Company Equity Incentive Plans are set forth below.

2007 Equity Incentive Plan

The 2007 Equity Incentive Plan authorizes the Company to award up to 2,800,000 Shares in the form of options, restricted stock and other stock-based awards to the Company’s employees, officers, directors, consultants and advisors. The 2007 Equity Incentive Plan provides that immediately prior to a change of control event (as defined in the 2007 Equity Incentive Plan to include, among other events, both the consummation of the Offer and the Merger), each option shall automatically vest in full and may be exercised immediately. According to the terms of the 2007 Equity Incentive Plan, all options that are not exercised at or prior to the occurrence of the change of control will terminate immediately upon the consummation of the change of control.

As of August 14, 2008, the Company’s directors and executive officers held, in the aggregate, options to purchase 670,000 Shares under the 2007 Equity Incentive Plan, 425,208 of which were unvested as of that date, with exercise prices ranging from $2.292 to $6.00 per Share and an aggregate weighted average exercise price of $4.17 per Share.

1994 Stock Option Plan

The 1994 Stock Option Plan authorizes the Company to award options to the Company’s employees, officers, directors, consultants and advisors. The 1994 Stock Option Plan provides that in the event of a change of control (as defined in the 1994 Stock Option Plan to include, among other events, both the consummation of the Offer and the Merger), all unvested options are to be accelerated and all unexercised options must be exercised or they will be terminated.

As of August 14, 2008, the Company’s directors and executive officers held, in the aggregate, options to purchase 394,585 Shares under the 1994 Stock Option Plan, all of which were vested as of that date, with exercise prices ranging from $1.65 to $13.40 per Share and an aggregate weighted average exercise price of $6.26 per Share.

The foregoing summaries of the Company Equity Incentive Plans are qualified in their entirety by reference to the individual stock option plans, which are filed as Exhibit (e)(9) and Exhibit (e)(10) hereto and are incorporated herein by reference.

Employee Stock Purchase Program

The Company’s Employee Stock Purchase Plan ( the “ESPP”) provides that upon a change in control (as outlined in the ESPP to include, among other events, both the consummation of the Offer and the Merger), the Simtek board has sole discretion to provide that accumulated payroll deductions be used to purchase shares immediately prior to the closing and terminate all ongoing rights under the ESPP. The ESPP was temporarily suspended at the beginning of the third quarter of 2008. It is not expected that the ESPP will be re-instated while the transaction with Cypress is pending.

The foregoing summary is qualified in its entirety by reference to the ESPP, which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

Company Benefit Plans

The Company maintains various customary benefit plans in which its employees and officers are eligible to participate.

The Merger Agreement provides that following the Effective Time, each employee of the Company or its subsidiaries who continues employment with Cypress, the Surviving Corporation or any Subsidiary of the Surviving Corporation (“Continuing Employee’) after the closing of the Merger (the “Closing”) will be eligible to participate in Cypress’ employee benefit plans (including equity plans, profit sharing plans, severance plans and health and welfare benefit plans) to substantially the same extent as similarly situated employees of Cypress.

The Merger Agreement further provides that, following the Effective Time, Cypress will ensure that each Continuing Employee receives credit (for purposes of eligibility and vesting for service with the Company or its subsidiaries) to the extent similarly situated employees of Cypress receive credit under the comparable employee benefit plans, programs and policies of Cypress or its subsidies. Further, the Merger Agreement provides that, with respect to each health or welfare benefit plan maintained by Cypress or the Surviving Corporation for the benefit of Continuing Employees, Cypress will:

•	waive any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan;

•

give credit under such plan for all amounts paid by such Continuing Employee under any similar Company plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Cypress or its subsidiaries, as applicable, for the plan year in which the Effective Time occurs; and

•	The Merger Agreement further provides that Cypress will credit to Continuing Employees the amount of vacation time such employees had accrued under any applicable Company plan.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Director and Officer Indemnification and Insurance

The Company’s certificate of incorporation and bylaws contain provisions relating to the indemnification and advancement of expenses to officers and directors of the Company in connection with claims arising in connection with such officers’ and directors’ service on behalf of the Company. In addition, the Company maintains a directors’ and officers’ liability insurance policy that covers the officers and directors of the Company.

The Merger Agreement provides that during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of the Company pursuant to the indemnification provisions and any exculpation provisions set forth in the organizational documents of the Company or any of its subsidiaries (and Cypress guarantees that such obligations and provisions will be honored and fulfilled). Further, in accordance with the Merger Agreement, the certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and exculpation from liability that are set forth in the Company’s organizational documents on the date of the Merger Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that could adversely affect the rights thereunder.

The Merger Agreement further provides that, from the Acceptance Time until the sixth anniversary of the Effective Time, Cypress will cause the Surviving Corporation to indemnify (and, in the event the Surviving Corporation is unable to provide such indemnification, Cypress guarantees itself to indemnify) each person who is, or was, a director or officer of the Company prior to the Acceptance Time against any costs, fees and expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, legal proceeding, arbitration or investigation arising out of or pertaining to any action or omission in such person’s capacity as a director or officer, in each case occurring before the Effective Time.

The Merger Agreement further provides that through the sixth anniversary of the Effective Time, Cypress shall cause to be maintained in effect, for the benefit of each present and former officer and director of the Company, the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s current directors’ and officers’ liability insurance policies in effect as of the date of the Merger Agreement or in lieu of the foregoing, the Company may obtain a prepaid tail policy (the “Tail Policy”) prior to the Acceptance Time, which policy provides directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time; provided, however, that if such Tail Policy or continued insurance coverage are not available at an annual premium not greater than 250% of the annual premium currently payable by the Company with respect to such current policy, then Cypress or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage as can reasonably be obtained for a cost up to but not exceeding such amount.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements between the Company and Purchaser or Cypress

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated by reference herein (the Offer to Purchase is being filed as an exhibit to the Schedule TO). The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Purchaser and Cypress in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Cypress in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or Cypress. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Cypress may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules.

Designees for the Simtek Board

The Merger Agreement provides that, if requested by Cypress, immediately following the Acceptance Time and from time to time thereafter, the Company will take all actions necessary to cause persons designated by Cypress to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, determined by multiplying (1) the total number of directors on the Company’s board of directors (after giving effect to any increase in the number of directors) by (2) the percentage that the number of Shares owned by Cypress and Purchaser (after giving effect to the Shares purchased pursuant to the Offer), bears to the total number of Shares outstanding. The Company and the Simtek board of directors will, at the election of Cypress , either seek and accept or otherwise secure the resignation of incumbent directors or increase the size of the Company’s board of directors (or both) to the extent necessary to permit Cypress’ designees to be elected to the Company’s board of directors; provided, however, that prior to the Effective Time, the Company’s board of directors shall always have at least two continuing directors who were not elected by Cypress. From time to time after the Acceptance Time, the Company shall take all action necessary to cause the individuals so designated by Cypress to constitute substantially the same percentage (rounding up where appropriate) as is on the board of directors of the Company on (i) each committee of the board of directors of the Company, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board of directors of each subsidiary of the Company, in each case to the fullest extent permitted by all applicable Legal Requirements, and specifically including the Marketplace Rules of the Nasdaq Stock Market (the “Nasdaq Marketplace Rules”). Promptly after the Acceptance Time, the Company shall take all action necessary to elect to be treated as a “controlled company” as defined by Rule 4350(c) of the Nasdaq Marketplace Rules and make all necessary filings and disclosures associated with such status.

Nondisclosure Agreement

The Company and Cypress entered into a nondisclosure agreement dated February 4, 2008 to facilitate the mutual sharing of information in connection with the evaluation and negotiation of the transactions contemplated by the Merger Agreement. The foregoing description of the nondisclosure agreement is qualified in its entirety by reference to the nondisclosure agreement that is filed as Exhibit (e)(12) and is incorporated herein by reference.

Commercial Arrangements between the Company and Cypress

The Company and Cypress are parties to a License and Development Agreement, dated March 24, 2006 (the “License Agreement”), pursuant to which Simtek grants to Cypress a royalty-bearing, worldwide, non-exclusive license to certain intellectual property to develop and manufacture standard, custom and embedded nvSRAM products. Pursuant to the License Agreement, the parties agree to co-develop nvSRAM products and Cypress grants a license to Simtek for certain Cypress design elements from nvSRAM products. Under the agreement, Cypress paid $4,000,000 in non-refundable pre-paid royalties, which amount was paid in 2006. Under the terms of the License Agreement, Cypress also received warrants to purchase 2,000,000 Shares at $7.50 per share. The License Agreement will terminate December 31, 2010.

The Company and Cypress are parties to a Production and Development Agreement, dated May 2, 2005 (the “Production and Development Agreement”). The Production and Development Agreement contemplates the joint development of a 0.13-micron SONOS nonvolatile memory process. Simtek uses the technology to produce a family of 4 Mbit nvSRAM and Value-Added-Memory (VAM) products while Cypress uses it in a wide variety of devices including its next-generation PSoC(TM) programmable mixed signal arrays. The SONOS nonvolatile capability has been added to Cypress’ baseline CMOS process, which is in production at its Minnesota wafer fabrication plant. Both Simtek and Cypress have developed independent, non-competing products to be manufactured on the process, with each company benefiting from manufacturing efficiencies driven by their combined volumes. In connection with this agreement, the parties also entered into an Escrow Agreement with U.S. Bank, National Association, dated May 4, 2005, pursuant to which the Company deposited $3 million into an escrow account in order to support and make certain payments under the Production and Development Agreement. As of December 31, 2007, $991,000 remained in the escrow account. In connection with this agreement, Cypress also acquired 674,082 Shares in exchange for $4,000,000 and was issued a warrant to purchase 505,562 Shares at $7.772 per share.

The Company and Cypress are parties to an Amended and Restated Registration Rights Agreement, dated March 24, 2006, with respect to the Shares, and warrants to purchase Shares, held by Cypress.

The foregoing summaries are qualified in their entirety by reference to the License Agreement, Production and Development Agreement and the Amended and Restated Registration Rights Agreement, which are filed as Exhibit (e)(13), Exhibit (e)(14) and Exhibit (e)(15) hereto and are incorporated herein by reference.

Warrant Agreements

The Company is party to a number of warrant agreements with Cypress dated May 5, 2005, March 24, 2006, June 30, 2006 and December 18, 2006. Cypress currently holds warrants to purchase a total of 2,505,562 Shares with exercise prices ranging from $7.50 to $7.772. The foregoing description of these warrant agreements is qualified in its entirety by reference to the warrant agreements that are filed as Exhibit (e)(16) and Exhibit (e)(17) and are incorporated herein by reference.

(c) Arrangements between Cypress and the Directors or Executive Officers of the Company

In connection with the Merger Agreement, each director and executive officer of the Company who owns Shares, as well as the RENN Funds (as defined below), entered into a Transaction Support Agreement (the “Support Agreements”) with Cypress and Purchaser, pursuant to which each such stockholder agreed, among other things, to tender their Shares in the Offer no later than five business days prior to the initial expiration date of the Offer and, if necessary, to vote their Shares in favor of adoption of the Merger Agreement.

In order to induce Cypress and Purchaser to enter into the Merger Agreement, Harold Blomquist entered into a non-competition agreement with Cypress, dated July 30, 2008 (the “Non-Competition Agreement”), that prohibits him from engaging in certain forms of competitive activity in the semiconductor memory industry for a period of 24 months following the closing of the Merger. The Non-Competition Agreement is contingent on the consummation of the Merger.

The foregoing summaries of the Support Agreements and Non-Competition Agreement are qualified in their entirety by reference to the individual form of Support Agreement and Non-Competition Agreement, which are filed as Exhibit (e)(18) and Exhibit (e)(19) hereto and are incorporated herein by reference.

(d) Additional Actual or Potential Conflicts

RENN Capital Group, Inc. (“RENN”) serves as investment advisor to the following funds: Renaissance Capital Growth & Income Fund III, Inc.; Renaissance US Growth Investment Trust PLC; US Special Opportunities Trust PLC; and Premier RENN US Emerging Growth Fund Ltd. (collectively, the “RENN Funds”). One of the Company’s directors, Robert Pearson, is an executive officer of RENN.

The RENN Funds (except for Premier RENN) hold 7.5% convertible debentures issued by the Company in 2002, which debentures are convertible into 954,545 Shares at $2.20 per Share. Additionally, the RENN Funds hold warrants to purchase a total of 195,956 Shares with exercise prices ranging from $3.30-$15.00. Also, the RENN Funds entered into a Transaction Support Agreement with Cypress pursuant to which such funds agreed, among other things, to tender their Shares in the Offer no later than five business days prior to the initial expiration date of the Offer and, if necessary, to vote their Shares in favor of adoption of the Merger Agreement. The foregoing descriptions of the debentures, Transaction Support Agreement and warrants are qualified in their entirety by reference to the form of debentures, Transaction Support Agreement and warrants that are filed as Exhibit (e)(20), Exhibit (e)(18), Exhibit (e)(21) and Exhibit (e)(22) and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation

The Company’s board of directors, during a meeting held on July 31, 2008, unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are at a price and on terms that are in the best interest of the Company and its stockholders, (iii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the performance of the Transaction Support Agreements entered into by certain stockholders of the Company in favor of Cypress and Purchaser, and the transactions contemplated thereby, and (iv) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if adoption of the Merger Agreement by the Company’s stockholders is required, adopt the Merger Agreement.

A letter to the Company’s stockholders communicating the Simtek board of director’s recommendation is filed herewith as Exhibit (a)(2) and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation

In May 2005, Cypress and the Company entered into a joint development relationship. In connection with this arrangement, Cypress purchased 674,082 Shares and Simtek issued Cypress a warrant giving it the right to acquire an additional 505,562 Shares at an exercise price of $7.772 per share. In March 2006, the Company and Cypress entered into the License Agreement. Pursuant to the License Agreement, among other things, the Company issued to Cypress additional warrants to purchase 2,000,000 Shares at an exercise price of $7.50 per share. As of the date of this filing, Cypress held 674,082 Shares, representing approximately 4.06% of the issued and outstanding Shares on July 30, 2008. As of July 30, 2008, in accordance with Rule 13d-3(d)(i) under the Exchange Act, Cypress is also deemed to beneficially own 2,505,562 Shares issuable upon exercise of warrants to purchase Shares. As of the date of this filing, all of the warrants to purchase Shares held by Cypress are out-of-the-money. Since March 2006, under the umbrella of the License Agreement, Simtek and Cypress have from time to time informally explored the possibility of further joint business activities between the two companies; however, no formal meeting or joint activities have previously resulted.

On February 4, 2008, Ahmad R. Chatila, Executive Vice President of Cypress in charge of the Memory and Imaging Division of Cypress, contacted Harold Blomquist, President and Chief Executive Officer of the Company, by telephone to inform him of Cypress’ desire to explore a possible acquisition of Simtek by Cypress.

At a special meeting on February 5, 2008, the Board discussed via teleconference the indication of interest from Cypress. The Board, with input from Holme Roberts & Owen LLP, counsel to Simtek (“HRO”), discussed the legal and fiduciary duties of the Board with respect to a potential transaction with Cypress or another third party. The Board considered the advisability of engaging an outside financial advisor and also discussed the Company’s existing anti-takeover devices, which include 200,000 shares of blank check preferred stock, an opt-in to Section 203 of the Delaware General Corporation Law (the “DGCL”), limited stockholder power to call special meetings under the Company Bylaws, inability of stockholders to take action by majority written consent and change of control agreements with certain key employees. The Board also discussed the advisability of adopting additional anti-takeover devices. In addition, the Board reviewed and discussed the Company’s business plan and prospects as well as any potential conflicts of interest as a result of a potential transaction with Cypress or another third party. The Board had engaged the investment bank Pagemill Partners, LLC (“Pagemill”) in the past and authorized the engagement of Pagemill as its financial advisor to assist with an exploration of the Company’s strategic alternatives. The Board reaffirmed that each of the directors, other than Mr. Blomquist, was disinterested for such purposes.

On February 6, 2008, Cypress filed an amendment to its Statement of Beneficial Ownership on Schedule 13D with the SEC stating it had contacted Simtek representatives to discuss exploring a potential acquisition of the Company or substantially all of its outstanding equity securities. The Company issued a press release on February 8, 2008, commenting on the Schedule 13D/A and stated that the Company was not currently contemplating selling but in response to Cypress’ actions would consider all strategic alternatives available to the Company.

On February 11, 2008, Messrs. Blomquist and Chatila discussed Cypress’ indication of interest and the synergies and other values perceived by Cypress in acquiring Simtek. Messrs. Blomquist and Chatila also discussed the market and general liquidity of the Company’s stock as well as the value of AgigA. Mr. Chatila stated that the appropriate value of the Company was the market value of the Company’s stock prior to Cypress’ February 6, 2008 Schedule 13D/A filing, which was approximately $1.86 per Share. Messrs. Chatila and Blomquist further discussed the value of the Company, including the impact on such value of Cypress’ announcement and the value contributed to the Company by AgigA. Mr. Blomquist indicated that they were at an apparent impasse as to any potential transaction because of the value ascribed to the Company by Cypress.

At a special meeting of the Board on February 13, 2008, Nels Nelsen, of Pagemill, the Board, and representatives of HRO, discussed a number of methods for maximizing stockholder value, including a potential transaction with Cypress or other companies. Pagemill also discussed the current state of the semiconductor industry and purchase price multiples for comparable companies. The Board reviewed presentations from Pagemill regarding the general merger and acquisition environment, potential strategic and financial buyers that might be interested in an acquisition of Simtek, and companies that Simtek might be interested in acquiring. The Board again discussed the legal and fiduciary obligations of the directors. The Board determined that Robert Pearson, as Chairman of the Board, would lead any negotiations with Cypress or any other third-party on behalf of the independent directors with the assistance of management. Following these discussions, the Board authorized the Company’s management and advisors to commence preparations for a formal process to explore strategic alternatives and to begin contacting other potential acquirors. Following this meeting, the Company’s management and advisors began working on informational materials with respect to the Company and began collecting documents for due diligence purposes.

On February 21, 2008, Mr. Nelsen and Pashupathy Gopalan, Vice President of Strategic Marketing and Business Development of Cypress, had a telephonic discussion concerning the terms of Cypress’ indication of interest. Mr. Gopalan indicated that if the parties could agree on a price, Cypress would be prepared to move forward quickly. Mr. Nelsen indicated that he would report that to the Board. Mr. Nelsen requested that Cypress sign a standstill agreement in light of the Board’s duties to check the market and maximize value to stockholders of a potential transaction. Cypress declined to execute a standstill agreement.

Commencing on February 26, 2008, Pagemill contacted approximately twenty parties that they believed, after consultation with and approval from Simtek’s management, might be interested in pursuing a strategic transaction with Simtek. Pagemill informed such parties that Simtek was commencing a process to explore strategic alternatives and invited such parties to participate in the process. Thereafter, the Company provided information about the Company to interested parties.

During February 2008, through various telephone conversations, representatives of the Company and Mr. Chatila discussed Cypress’ interest in potentially acquiring the Company. Mr. Chatila indicated that Cypress was not willing to acquire the Company for a purchase price more than the market capitalization of the Company immediately prior to Cypress’s February 6, 2008 Schedule 13D/A filing.

During late February 2008, Mr. Blomquist and Brian Alleman, Chief Financial Officer of the Company, proceeded to conduct preliminary discussions with and one potential acquirer (“Company A”).

On February 26, 2008, Messrs. Blomquist, Pearson, Alleman, Nelsen, and a representative from HRO spoke by telephone concerning strategic alternatives. They first discussed the advantages and disadvantages of selling the Company without its interest in AgigA and the possibility of spinning off AgigA to the Company’s existing stockholders. Mr. Blomquist reported that he and Mr. Alleman had conducted preliminary discussions with Company A who remained interested. Mr. Nelsen was directed to further evaluate Company A’s interest. They also discussed the status of conversations with Cypress.

On February 28, 2008, the Board met by telephone and discussed strategic alternatives and the Board’s fiduciary duties and Cypress’ view of the appropriate method of valuing the Company in a potential transaction. The Board decided to reject Cypress’ indication of interest. A representative from HRO participated in the call. After discussion, the Board determined to reject Cypress’ indication of interest, based in significant part on Cypress’ failure to attribute a premium on the Company’s stock price.

During late February, Pagemill contacted Company B (“Company B”). Company B indicated interest in learning more about Simtek and Pagemill sent an information memorandum on March 3, 2008. Following review of the information memorandum, Company B requested a detailed discussion with management via conference call. Prior to such call, the parties entered into a nondisclosure agreement. On March 18, 2008, Simtek’s management participated in a conference call with Company B. Company B declined further discussions on March 25, 2008, citing lack of strong strategic fit necessary to further consider a strategic transaction.

At a special meeting of the Board on March 4, 2008, Mr. Pearson provided the other Company directors and the Company’s outside advisors, Pagemill and HRO, with an update concerning the conversations that he and Mr. Blomquist had with representatives of Cypress as to a potential transaction with Cypress. The Board discussed those conversations as well as previous discussions between Messrs. Nelsen and Gopalan. The Board discussed the input of management and the Company’s outside advisors concerning the value of the Company compared to the Company’s market capitalization, both prior to and following Cypress’ February 6, 2008 Schedule 13D/A filing. The Board also discussed the overall negotiation dynamics with Cypress. The Board discussed the best strategy for obtaining the highest possible purchase price for the Company. Mr. Blomquist reported that Mr. Chatila had indicated that Cypress had not ascribed any significant value to AgigA. The Board determined that the Company’s negotiating team should explain to Cypress the business proposition and technology being pursued by AgigA and AgigA’s contribution to the Company’s overall valuation and should also reiterate the request that Cypress propose a purchase price for the Company at a premium to the market capitalization of the Company.

On March 26, 2008, a representative of another potential acquirer (“Company C”) contacted Simtek management to discuss the possibility of acquiring the Company after noting news about Cypress’ interest and Pagemill’s involvement in assessing strategic alternatives. Pagemill contacted Company C and, after a confidentiality agreement was executed between Simtek and Company C, Pagemill delivered an information memorandum to Company C.

Messrs. Chatila and Blomquist had several telephonic discussions in early March 2008 to plan and schedule a meeting between representatives of Cypress and Simtek.

At a regularly scheduled meeting of the Board on March 11, 2008, Mr. Blomquist invited Mr. Chatila to meet with the management and directors of the Company with respect to a potential transaction and also extended Mr. Chatila an invitation to meet with the Simtek independent directors. Such proposed meetings with Mr. Chatila and the management and directors of the Company and with the Company’s independent directors never occurred. The Board discussed strategic considerations with respect to negotiating with Cypress and its representatives. The Board also discussed various strategic alternatives for the Company and reviewed the Company’s 2007 financial performance and 2008 operating plan, as well as the current competitive landscape, including competition from Cypress. In connection with the upcoming scheduled meeting between representatives of Cypress and the representatives of the Company and at the direction of the independent directors, Mr. Alleman and Pagemill reviewed the value proposition to Cypress (including as a result of certain synergies) of effecting a transaction with the Company.

Following several discussions between Pagemill and representatives of another potential acquirer (“Company D”), on March 13, 2008, Mr. Blomquist met a representative of Company D, to discuss a possible acquisition of the Company by or business combination with Company D. Mr. Blomquist reported that discussions with the representative of Company D had not been encouraging.

On March 14, 2008, Mr. Pearson and Simtek management met with Messrs. Rodgers and Chatila to discuss the potential transaction and the Company’s strategic fit with Cypress. After the discussion, Mr. Rodgers indicated a potential interest in acquiring all of the Company, including its AgigA interest, and requested a detailed business plan for AgigA as well as additional financial information. The information was subsequently delivered to Cypress on March 21, 2008. A representative of Pagemill followed up with a call to Mr. Gopalan on March 27, 2008 to answer questions.

Following several conversations between Pagemill and an investment banker for Company A discussing potential Company A interest in a transaction, a representative of the investment bank contacted Pagemill and indicated that Company A was interested in meeting with Simtek management. On March 31, 2008, Mr. Blomquist had a telephone conference with representatives of Company A, to discuss a possible acquisition of the Company by, or business combination with, Company A. Over the next several weeks and months, Pagemill and Simtek management placed multiple telephone calls and sent multiple emails to Company A, but received no response and Company A indicated no further interest in pursuing a transaction.

On April 9, 2008, Cypress delivered a letter (the “Cypress Offer Letter”) to the Company indicating an offer to acquire all of the outstanding shares of the common stock of the Company not currently owned by Cypress for a cash purchase price of $2.20 per Share on a fully diluted basis, subject to completion of business, financial, and legal due diligence as well as other customary conditions to closing.

At a telephonic meeting of the Board on April 10, 2008, Messrs. Blomquist, Hillyard, Pearson, and Stein discussed the acquisition transaction proposed by Cypress. Also present were Messrs. Alleman and a representative of HRO and representatives of Cooley Godward Kronish LLP (“CGK”), special outside counsel to the Board. A representative of CGK provided an overview of legal issues to be considered by the Board incident to the acquisition transaction proposed by Cypress. The Board discussed the Cypress Offer Letter and its implications and debated various courses of action. Thereafter, Mr. Nelsen and two other representatives from Pagemill joined the call. Mr. Pearson noted that the Board had been fully briefed on all material developments regarding the Cypress Offer Letter and asked Pagemill to provide its perspective on the Cypress Offer Letter and the valuation for the Company proffered by Cypress. Mr. Nelsen updated the Board on his conversations with Cypress and the related strategy. He also discussed the valuation in the Cypress Offer Letter relative to the Company’s current trading price (which was approximately $2.63 on April 9, 2008), the Company’s stock price volatility and reviewed price changes that followed the previous announcement by Cypress. He also updated the Board regarding other interested parties. Thereafter, the Board and the advisors to the Board engaged in an extensive discussion regarding the costs and benefits of various courses of action. The Board unanimously voted to reject the valuation and proposal made by Cypress (with Mr. Blomquist abstaining from the vote). The Board also authorized management to issue a press release in response to an anticipated amendment to Schedule 13D to be filed by Cypress.

On April 11, 2008, Cypress filed a second amendment to Schedule 13D disclosing the terms of the Cypress Offer Letter and the potential acquisition of the Company by Cypress. The Company issued a press release the same day confirming that it had received and rejected the offer from Cypress. The Company’s press release noted the Company’s position that the proposal significantly undervalued Simtek, and that a sale of Simtek on the terms set forth in the proposal would not be in the best interests of Simtek’s stockholders.

On April 14, 2008, Simtek met with representatives of Company C at Simtek’s headquarters in Colorado Springs. The parties participated in a discussion regarding the business, technology and potential synergy between Company C’s existing business and Simtek. Following such meeting, Company C reiterated that it was interested in further discussions regarding a potential transaction and requested a follow-up meeting.

On April 22, 2008, a follow-up meeting was held between Simtek and Company C at Simtek’s headquarters in Colorado Springs. The main topics of the parties’ discussion were Simtek’s financials, the market opportunity and the technology architecture. Company C reiterated that it was interested in further discussions regarding a potential transaction and suggested the next step was an internal management review. On May 2, 2008, Mr. Blomquist met with a representative of Company C to discuss technology matters.

Between May 5, 2008, and May 9, 2008, Mr. Pearson had several telephone conversations with Mr. Blomquist on the status of discussions with Cypress and Cypress’ negotiating position. Following further internal telephone conversations between Mr. Pearson and various members of management in mid May, 2008, Mr. Blomquist indicated to Mr. Pearson that Cypress appeared to be serious about continuing negotiations.

On May 15, 2008, representatives of Simtek and Company C discussed Company C’s concerns surrounding a potential transaction with Simtek. The outcome of the discussion was unfavorable. On May 22, 2008, Mr. Nelsen reported to Mr. Pearson that he had conducted a meeting with Mr. Blomquist and representatives of Company C concerning a potential acquisition transaction. Pagemill contacted Company C on May 27, 2008 to further discuss the concerns raised previously and received from Company C a detailed outline of the concerns that would need to be addressed before the process would move forward.

On June 3, 2008, Messrs. Pearson and Blomquist had a telephone conversation with Mr. Chatila and asked whether Cypress was prepared to go above the proposed price of $2.20 per Share reflected in the Cypress Offer Letter. Mr. Chatila indicated that Cypress was open to further discussions on the issue of price.

Shortly thereafter, in early June 2008, Messrs. Chatila, Blomquist, and Alleman discussed Cypress’ valuation proposal, including the relative value Cypress had attributed to AgigA. Cypress indicated that it considered AgigA to be an early-stage venture and its value to be included in Cypress’ proposed value of Simtek. After further discussions and negotiations, Cypress indicated that, subject to continued due diligence, Cypress would be willing to continue discussions with a tentative price of $2.54 per Share. Mr. Blomquist indicated that there was still a substantial gap in valuation expectations and the parties discussed the possibility of using contingent value rights to bridge the valuation gap, which was ultimately rejected by Cypress. Messrs. Blomquist and Alleman subsequently reported the results of the discussion to Mr. Pearson, who instructed them to continue to push Cypress on its valuation of the Company and maintain the parallel discussions with Company C. In addition, Mr. Pearson asked management to prepare a projection to 2011 to determine whether the Company would have sufficient cash flow to allow it to take AgigA’s products to market and reap the perceived rewards of doing so.

At a special meeting on June 11, 2008, the Board discussed via teleconference Cypress’ tentative and qualified proposal of $2.54 per Share in the aggregate in light of recent changes in the market and the Company’s industry, as well as the management projections prepared regarding AgigA. The Board determined that there were significant impediments to getting AgigA’s products to market and that, in order to maximize stockholder value, there might not be any viable alternative to selling the Company. The Board approved a counteroffer at $2.99-3.00 per Share.

On June 12, 2008, Messrs. Blomquist and Nelsen relayed the Board’s counteroffer to Mr. Chatila. In the ensuing negotiation, Mr. Chatila indicated that Cypress would be willing to move forward with discussions at $2.75 per Share, noting that the price and other terms would remain subject to continued diligence.

Also on June 12, 2008, Simtek met with Company C’s key technical officer at Company C’s headquarters to address the concerns raised previously. The ensuing discussion did not satisfactorily resolve all of Company C’s outstanding concerns. After such meeting, Company C reported that it had decided not to pursue a transaction with Simtek, citing the technical barriers to entry, gross margin profile and Cypress relationship as impediments to a transaction.

At a special meeting on June 13, 2008, the independent directors, a representative from HRO and Mr. Nelsen, discussed via teleconference the current proposal from Cypress and other strategic alternatives. Mr. Pearson reiterated the history of the negotiations with all parties to date and the independent directors determined that a wait-and-hold strategy on AgigA was not prudent given the volatile state of the current and projected market for semiconductors.

On June 13, 2008, Mr. Blomquist telephoned Mr. Chatila to advise him that, subject to the receipt of a fairness opinion and further consultation with the Company’s advisors, the Board provisionally agreed to approve and recommend an acquisition at a proposed cash purchase price of $2.76 per Share. Mr. Blomquist stated that the Company was prepared to move expeditiously on those terms and that the Company’s outside counsel would prepare the initial drafts of the transaction documents. The representative of Cypress indicated that Cypress would continue discussions, but the price and other terms would remain subject to continued legal, financial and business due diligence.

On June 15, 2008, the Company engaged Collins Stewart LLC (“Collins Stewart”) to provide an opinion to the Board, as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be received by the stockholders in connection with a possible sale of, or business combination involving, the Company. In addition, Mr. Blomquist corresponded with Mr. Chatila by email to discuss how Cypress intended to treat in-the-money options and other employee retention issues.

Over the next several weeks, the parties continued to have close contact and representatives of HRO and CGK and Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), legal counsel to Cypress, exchanged and negotiated the terms of the proposed merger agreement and discussed due diligence and bid process matters.

On July 17, 2008, Mr. Alleman had a telephone conversation with Brad Buss, Chief Financial Officer for Cypress. Messrs. Alleman and Buss spoke about the status of the potential transaction, including the results of Cypress’ continuing due diligence investigation and issues surrounding the transaction. No price details were discussed. Mr. Alleman conveyed the Company’s belief that the acquisition would be accretive in nature and that the Cypress diligence team had over estimated transaction and post-closing transition costs.

On July 18, 2008, Messrs. Alleman and Buss had another telephone conference, during which Mr. Buss indicated that based on the results of its due diligence investigation to date, which was still ongoing, Cypress thought that the price per Share at which it would be willing to move forward was approximately $2.50 to $2.55. Mr. Alleman reported that he was not empowered to negotiate, but he suspected that Simtek’s board would require a higher price to enter into a definitive agreement.

Mr. Blomquist had a series of telephone conversations with Mr. Chatila on July 18, 2008, July 21, 2008 and July 22, 2008 during which Messrs. Blomquist and Chatila discussed the various contingencies to finalizing an acquisition, as well as the development of discussions at Cypress related to the revised offer price range. Mr. Blomquist regularly reported to Mr. Pearson on the outcome of these conversations.

On July 28, 2008, Cypress submitted a verbal offer to acquire the Company at $2.60 per Share in cash, subject to finalizing the terms of the definitive agreement. At a meeting on July 28, 2008, the Board discussed Cypress’ offer and the reasons for the decrease in the offer price, including unexpected costs discovered by Cypress related to the acquisition. These costs, Mr. Blomquist explained, included costs for real estate leases, software tools, change of control severance payments for executive officers, potential repayment of subsidies provided to Simtek GmbH, legal fees and banker’s fees. Mr. Blomquist recounted the hypothetical offer prices that had been suggested by Cypress during the due diligence process and management’s responses to such prices from Cypress. Mr. Blomquist discussed the remaining contingencies that Cypress had placed on its verbal offer price of $2.60 per Share. The Board discussed whether the Company should attempt to negotiate a higher price. Mr. Nelsen of Pagemill indicated that based on the circumstances, the previous negotiations with Cypress, and the alternatives, he recommended accepting the $2.60 per Share offer as the best available option. Mr. Nelsen also indicated that given the premium to the Company’s stock price, he believed that the Company would likely be in a good position to obtain a favorable fairness opinion. The Board decided to continue to move forward, but wait until it had received Collins Stewart’s opinion on fairness before making a final decision with regard to the offer.

Negotiations on the terms of the Merger Agreement continued through the next day. The Board reconvened on July 31, 2008, to review the Cypress offer of $2.60 per Share. Representatives from Pagemill, Collins Stewart and HRO were also present. A representative of Collins Stewart presented to the Board its analysis and opinion with regard to the fairness of the proposed acquisition, including the proposed purchase price of $2.60 per Share, in cash, and provided its oral opinion, later confirmed in writing, to the effect that, as of July 31, 2008, and based upon and subject to the various factors, assumptions and limitations set forth in its written opinion, the proposed acquisition at $2.60 per Share in cash is fair from a financial point of view to such holders. See “—(d) Opinion of Simtek’s Financial Advisor” below. See Item 3(a) “Arrangements with Directors and Executive Officers of the Company” above. Following these reviews and discussions, the Board unanimously approved the proposed merger agreement and the transactions contemplated thereby.

The Merger Agreement was finalized and executed by the parties thereto on August 1, 2008. The transaction was publicly announced at approximately 4:15 p.m. Eastern time on August 1, 2008.

Reasons for the Recommendation

In reaching its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors. The material favorable factors were the following:

•

The amount of the Offer Price (which represents a premium of 59.5%, based on the market price as of July 30, 2008; a premium of 57.6%, based on the latest one-week average market price as of July 30, 2008; a premium of 52.3%, based on the latest one-month average market price as of July 30, 2008; a premium of 36.1%, based on the latest three-months average market price as of July 30, 2008; and a premium of 14.8%, based on the latest six-months average market price as of July 30, 2008).

•

The Board’s belief that the Offer and the Merger represented the best prospect for maximizing stockholder value, based on the Board’s assessment, after consultation with its financial advisors, of the alternatives, including continuing to operate as an independent public company.

•

The Board’s belief that the Offer and the Merger represented the best prospect for maximizing stockholder value, based on the extensive solicitation of buyers undertaken by the Board prior to entering into the Merger Agreement as described above under “Background”.

•	The potential risk of loss of opportunity to enter into a transaction with Cypress if the Merger Agreement were not approved in the current timeframe.

•	The lack of assurance that there would be another opportunity in the future for the Company’s stockholders to receive as significant a premium as that contemplated by the proposed transaction.

•

The Board’s belief that Cypress is an attractive strategic acquirer, having a complementary business platform with significant strategic relevance to the Company’s business and a strong business reputation.

•

The financial analyses and opinion of Collins Stewart delivered to the Board on July 31, 2008, to the effect that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its written opinion, the $2.60 per Share in cash to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders. The full text of the written opinion of Collins Stewart, dated July 31, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached hereto as Annex II and is incorporated herein by reference. Collins Stewart provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. Collins Stewart’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. For a further discussion of Collins Stewart’s opinion, see “—(d) Opinion of Simtek’s Financial Advisor” below.

•

The Company’s ability, prior to the Effective Time, to entertain subsequent acquisition proposals if certain conditions are satisfied, including where the Company receives an unsolicited bona fide acquisition proposal that the Board determines in good faith constitutes a “Superior Proposal” (as defined in the Merger Agreement) or could reasonably be expected to result in a Superior Proposal.

•	The Board’s ability, prior to the Effective Time, to change its recommendation regarding the advisability of the Offer and the Merger if it satisfies the conditions of the Merger Agreement.

•

The Company’s right to terminate the Merger Agreement prior to the Effective Time to enter into an acquisition transaction with a third party that the Board determines to be a Superior Proposal if certain conditions are satisfied and the Company pays a termination fee of $1.75 million.

•

The Company’s right to terminate the Merger Agreement prior to the Effective Time in the event of certain breaches by Cypress or Purchaser of their representations, warranties, covenants, or agreements set forth in the Merger Agreement.

•

The fact that the Offer and the Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions and that Cypress’ obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions and are not subject to Cypress’ ability to obtain financing.

•

The fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required to approve the Merger.

The Board weighed the foregoing factors against the following negative considerations:

•

The covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The provision in the Merger Agreement requiring the Company to pay a $1.75 million termination fee upon the occurrence of certain events.

•

The covenants in the Merger Agreement requiring the Company’s business prior to the completion of the Offer to be conducted in the ordinary course, as well as various other operational restrictions on the Company prior to the completion of the Merger.

•

The risks and costs to the Company if the Offer does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships, including business relationships with Cypress.

•

The fact that the Company’s stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company or its subsidiaries and will not benefit from any future appreciation in the value of the Company or its subsidiaries.

•

The risk that Cypress may terminate the Agreement and not complete the Offer in certain circumstances, including, subject to certain conditions, if there is a “Company Material Adverse Effect” (as defined in the Merger Agreement), or if the Company does not perform its obligations under the Merger Agreement in all material respects.

•	The fact that the all-cash consideration in the transaction will be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes.

The Board also considered the following:

•	The matters described above in Item 3(a) “Arrangements with Directors and Executive Officers of the Company.”

•	The other terms and conditions of the Offer, the Merger and the Merger Agreement.

•	The directors’ knowledge of the Company’s business, financial condition, results of operations and current business strategy.

•	The risks and uncertainties associated with the Company remaining an independent publicly traded company, which are described in the “Risk Factors” section in the Company’s Annual Report on Form 10-K.

•	Expected competition with Cypress in the non-volatile static random access memory (nvSRAM) market.

•

The Board’s determination of the significant impediments (including availability of cash) in getting AgigA’s products to market and the prospect of raising cash by selling a significant portion (even a majority stake) of the equity of AgigA at an unfavorable valuation.

•	Data and market anecdotes suggesting that the market for nvSRAM technology might not be as large as Simtek had expected.

•

The general weakness in semiconductor stocks (e.g., the Philadelphia Semiconductor index declined by more than 32% between October 1, 2007 and July 30, 2008), and the general difficulty in attracting interest from investors in small cap semiconductor companies.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company’s stockholders significantly outweigh the negative considerations. The Board determined that the Offer and the Merger represent the best strategic alternative to maximize stockholder value with minimal risk of non-completion.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

Financial Forecasts

Simtek does not as a matter of course make public financial forecasts as to future performance or earnings beyond the current fiscal year. However, in connection with due diligence concerning the proposed merger, Simtek management furnished to Cypress financial forecasts. The financial forecasts were prepared by Simtek management in 2008. We refer to these financial forecasts as the “Financial Forecasts.”

The Financial Forecasts included, among other things, the following items:

	Fiscal Year Ended December 31
	2008	2009	2010
	(In thousands)
Revenue	$33,015	$42,800	$61,800
Net Income	$(6,874)	$(959)	$7,385

Important Information About the Financial Forecasts. The Financial Forecasts were not prepared with a view toward public disclosure, and are included in this Schedule 14D-9 only because they were delivered by management of Simtek for purposes of engaging in discussions with respect to the Offer and Merger. They were provided by Simtek management to Collins Stewart and included in presentations to the Simtek board of directors, and are included to give the stockholders of Simtek access to information that is not publicly available. You should not place undue reliance on the Financial Forecasts contained in this Schedule 14D-9.

Simtek did not make representations to Cypress regarding these Financial Forecasts. Our auditors, Hein & Associates LLP, have not examined, compiled or performed any procedures with respect to the Financial Forecasts and, accordingly, have not expressed an opinion or any other form of assurance with respect thereto and assume no responsibility and disclaim any association with prospective financial information. The Financial Forecasts were not prepared by Simtek management with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or generally accepted accounting principles in the United States.

The Financial Forecasts are not guarantees of performance of Simtek. The Financial Forecasts are forward-looking statements that are subject to a number of significant risks, uncertainties and assumptions, including the risks described in Simtek’s Annual Report on Form 10 K for the year ended December 31, 2007 and filed with the SEC on March 26, 2008, and should be read with caution. The Financial Forecasts are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and recent developments.

While presented with numeric specificity, the Financial Forecasts reflect numerous important assumptions made by the management of Simtek in light of business, industry and market conditions at the time of their respective preparation. Many of these assumptions are beyond Simtek’s control and may change significantly.

There can be no assurance that the assumptions made in preparing the Financial Forecasts or the Financial Forecasts themselves would prove to be accurate. Actual results could be materially different from the Financial Forecasts. Simtek can give no assurance that actual results will not differ from these Financial Forecasts, and neither Simtek nor Cypress undertakes any obligation to update or otherwise revise or reconcile the internal Financial Forecasts to reflect circumstances existing after the date such internal Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Simtek nor, to the knowledge of Simtek, Cypress, intends to make publicly available any update or other revisions to these internal Financial Forecasts. None of Simtek or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Simtek compared to the information contained in these Financial Forecasts or that forecasted results will be achieved.

(c) Intent to Tender

To the Company’s knowledge, all of the Company’s directors, executive officers, and affiliates intend to tender for purchase pursuant to the Offer all Shares owned of record. No subsidiaries of the Company own Shares. In connection with the execution of the Merger Agreement, each director and executive officer of the Company who owns Shares, as well as the RENN Funds, entered into a Support Agreement with Cypress and Purchaser, pursuant to which such stockholder agreed, among other things, to tender their Shares in the Offer no later than five business days prior to the initial expiration date of the Offer and, if necessary, to vote their Shares in favor of adoption of the Merger Agreement.

(d) Opinion of Simtek’s Financial Advisor

Pursuant to an engagement letter with the Company dated June 15, 2008, Collins Stewart rendered its written opinion to the Simtek board of directors that, as of July 31, 2008, and based upon and subject to the various factors, assumptions and limitations set forth therein, the $2.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement is fair from a financial point of view to such holders.

The full text of the written opinion of Collins Stewart, dated July 31, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II and incorporated herein by reference. Collins Stewart provided its opinion for the information and assistance of the Board of the Company in connection with its consideration of the transaction. The summary of the written opinion of Collins Stewart set forth herein is qualified in its entirety by reference to the full text of such opinion. The Collins Stewart opinion is directed to the Board of the Company and is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. The Company’s stockholders should read the Collins Steward opinion carefully and in its entirety.

In connection with rendering the opinion described above and performing its related financial analyses, Collins Stewart, among other things:

•	reviewed the financial terms and conditions set forth in the draft of the Merger Agreement dated July 30, 2008;

•	reviewed the Company’s stock price performance and stock volume over the last twelve months;

•	reviewed the most recent annual, quarterly and other public filings of the Company and the Purchaser;

•	compared the financial terms of the Merger with other relevant transactions, to the extent publicly available;

•	compared the Company from a financial point of view with certain other publicly traded companies which they deemed to be relevant;

•	participated in discussions with representatives of the Company and its financial and legal advisors;

•	reviewed certain internal financial analyses and projections for the Company prepared by its management; and

•	made such other studies and inquiries, and reviewed such other data, as they deemed relevant.

In arriving at its opinion, Collins Stewart relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. Collins Stewart did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently verify, this information.

With the Company’s consent, Collins Stewart assumed that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Collins Stewart did not make an independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor was any such evaluation or appraisal furnished to Collins Stewart.

Collins Stewart’s opinion assumes that the Merger will be consummated upon the terms set forth in the draft of the Merger Agreement dated July 30, 2008 without any waiver, amendment or delay of any terms or conditions thereof. Collins Stewart’s opinion does not address the underlying business decision of Simtek to engage in the transaction contemplated by the Merger Agreement, or the relative merits of such transaction as compared to any strategic alternatives that may be available to the Company. Collins Stewart’s opinion also does not address the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the consideration to be offered to the Company’s stockholders. The issuance of Collins Stewart’s opinion was approved by Collins Stewart’s fairness opinion review committee.

The following is a summary of the material financial analyses delivered by Collins Stewart to the Board of the Company on July 31, 2008, in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Collins Stewart, nor does the order of analyses described represent relative importance or weight given to those analyses by Collins Stewart. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Collins Stewart’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 31, 2008, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Collins Stewart analyzed the $2.60 per Share in cash to be received by the holders of Shares in the Offer and the Merger in relation to the closing prices of the Company’s common stock on July 30, 2008, and the dates, one week, one month, three months and six months prior to July 30, 2008 as well as the average market prices of the Company’s common stock for the one-week, one-month, three-months and six-months periods ended July 30, 2008.

This analysis indicated that the price per Share to be paid to the Company stockholders pursuant to the Offer and the Merger represented:

•	a premium of 59.5% based on the close of business market price of $1.63 per Share on July 30, 2008;

•	a premium of 57.6% based on the close of business market price on July 23, 2008;

•	a premium of 36.8% based on the close of business market price on June 30, 2008;

•	a premium of 15.2% based on the close of business market price on April 30, 2008;

•	a premium of 48.6% based on the close of business market price on January 30, 2008;

•	a premium of 57.6% based on the latest one-week average market price as of July 30, 2008;

•	a premium of 52.3% based on the latest one-month average market price as of July 30, 2008;

•	a premium of 36.1% based on the latest three-months average market price as of July 30, 2008; and

•	a premium of 14.8% based on the latest six-months average market price as of July 30, 2008.

Comparable Companies Analysis/Precedent Transactions

Collins Stewart reviewed the financial terms and analyzed certain other publicly available information relating to selected completed precedent acquisitions of comparable companies. The selected precedent transactions were as follows:

Date Announced	Buyer Name	Seller Name
7/17/08	ON Semiconductor Corp.	Catalyst Semiconductor, Inc.
3/10/08	EMC Corp.	Iomega Corp.
8/21/07	Staktek Holding Inc.	Southland Micro Systems, Inc.
6/28/07	Western Digital Corp.	Komag, Inc.
7/31/06	SanDisk Corp.	msystems Ltd.
3/8/06	Micron Technology, Inc.	Lexar Media, Inc.
12/21/05	Seagate Technology, Inc.	Maxtor Corp.
12/8/05	Simtek Corp.	ZMD (nvSRAM product line)
7/26/05	Mushkin, Inc.	Ramtron International Corp.

Collins Stewart reviewed and analyzed certain publicly available information related to the consideration paid in each of the selected precedent transactions and compared such information to corresponding information for the proposed transaction. No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and Merger. Collins Stewart analyzed the consideration paid in these transactions in terms of enterprise value as a multiple of revenue, EBITDA and P/E (price/earnings) for the last twelve months. The results of the analysis were as follows:

	Simtek Consideration		Transaction Multiples
		Low	Median	Mean	High
Revenue	1.34 x	0.19 x	1.10 x	0.97 x	1.58 x
EBITDA	*	2.00 x	11.77 x	10.81 x	17.90 x
P/E	*	2.3 x	15.1 x	14.8 x	32.9 x

*	Not meaningful (no earnings)

Collins Stewart also analyzed the following precedent transactions in which a publicly traded target was acquired:

Date Announced	Buyer Name	Seller Name
7/17/08	ON Semiconductor Corp.	Catalyst Semiconductor, Inc.
5/19/08	Tower Semiconductor Ltd.	Jazz Technologies, Inc.
3/10/08	TriQuint Semiconductor, Inc.	WJ Communications, Inc.
2/22/08	Imperium Partners Group LLC	ESS Technology, Inc.
2/4/08	Freescale Holdings LP	SigmaTel, Inc.
12/13/07	ON Semiconductor Corp.	AMIS Holdings, Inc.
12/12/07	Teradyne Inc.	Nextest Systems Corp.
12/11/07	STMicroelectronics NV	Genesis Microchip, Inc.
8/13/07	RF Micro Devices, Inc.	Sirenza Microdevices, Inc.
6/18/07	AVX Corp.	American Technical Ceramics Corp.
6/4/07	Flextronics International Ltd.	Solectron Corp.
5/8/07	Exar Corp.	Sipex Corp.

For the above transactions, Collins Stewart examined the percentage premiums paid compared to their market trading spot and average prices over a range of periods prior to the announcement date of the transaction. The results of this analysis were as follows:

Period Prior to Announcement Date:	Simtek Consideration	Low	Premiums Paid
			Median	Mean	High
One Day Spot Price	59.5%	2.9%	42.6%	51.6%	195.2%
One Week Spot Price	57.6%	(2.1)%	45.4%	53.5%	187.5%
One Month Spot Price	36.8%	8.8%	43.8%	56.7%	251.4%
Three Month Spot Price	15.2%	0.2%	29.4%	38.5%	103.1%
Six Month Spot Price	48.6%	(32.9)%	18.6%	26.1%	119.5%
One Week Average Price	57.6%	0.4%	44.4%	54.3%	208.4%
One Month Average Price	52.3%	(0.1)%	42.5%	56.2%	234.8%
Three Month Average Price	36.1%	1.5%	41.3%	50.0%	213.0%
Six Month Average Price	14.8%	2.5%	23.6%	34.0%	92.6%

The foregoing description is only a summary of certain analyses and examinations that Collins Stewart deemed material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Collins Stewart. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Collins Stewart believes, and has advised the Board, that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company. In evaluating the precedent transactions, Collins Stewart made judgments and assumptions with regard to general business market and financial conditions and other matters for purposes of their analysis. In addition, Collins Stewart may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis.

The Company paid Collins Stewart a fee upon delivery of the opinion. Collins Stewart will not receive any significant payment or compensation upon the successful completion of the Merger. The Company was aware of this fee structure and took it into account in considering the Collins Stewart opinion and in approving the Offer and the Merger. The analyses supplied by Collins Stewart and its opinion were among several factors taken into consideration by the Company’s board of directors in making its decision to approve the Offer and the Merger and should not be considered as determinative of such decision.

Collins Stewart was selected by the Company’s board of directors to render an opinion to the Company’s board of directors because Collins Stewart is an internationally recognized investment banking firm and because it is familiar with the Company. As part of its investment banking business, Collins Stewart is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Collins Stewart may actively trade in the equity securities of the Company and Cypress for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. Collins Stewart has performed investment banking services for the Company, including acting as the Company’s sole placement agent in connection with the Company’s December 2005 financing transaction.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company has retained Collins Stewart as its financial advisor in connection with a possible sale of the Company as described in Item 4 above. The Company agreed to pay Collins Stewart a fee of $200,000 for rendering the opinion and has also agreed to reimburse Collins Stewart for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Collins Stewart against various liabilities.

Pagemill has been engaged to act as financial advisor to the Company in connection with the Offer and the Merger. Upon engagement, the Company paid a non-refundable engagement fee of $50,000 to Pagemill. At the Acceptance Time, Pagemill is entitled to be additionally paid: (i) a fee of $200,000; and (ii) a fee equal to 1% of the transaction value (which fee, based on an Offer Price of $2.60 per Share and the number of outstanding shares as of July 30, 2008, is expected to be approximately $455,895). In addition, the Company has agreed to reimburse certain of Pagemill’s expenses and indemnify it against certain liabilities that may arise out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of transaction
Brian Alleman	7/01/08	1,742	$1.62	Purchase of shares through Employee Stock Purchase Program

During the 60 days prior to the date of this Schedule 14D-9, no options were granted to any executive officer, director, affiliate or subsidiary of the Company.

During the 60 days prior to the date of this Schedule 14D-9, the Company has not issued any Shares to holders of options to purchase common stock upon the exercise of such equity awards.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the board of directors, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Cypress or Purchaser, pursuant to the Merger Agreement, of certain persons to the Simtek board of directors. Such persons, if appointed, will constitute a majority of the Simtek directors.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Purchaser an irrevocable option, the Top-Up Option, exercisable only after consummation of the Offer and only upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase from the Company the number of newly issued Shares equal to the number of shares that, when added to the number of Shares owned by Cypress or the Purchaser at the time of exercise of the Top-Up Option, constitutes more than 90% of the number of Shares that would be outstanding immediate after the issuance of all Shares pursuant to the Top-Up Option; provided, however, that (i) the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of Shares pursuant thereto, the Short Form Threshold would be reached (assuming the issuance of the Top-Up Option Shares) and (ii) that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s total authorized and unissued Shares.

The Top-Up Option may be exercised by Purchaser at any time at or after the Acceptance Time. The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option would be determined by multiplying the number of such shares by the Offer Price, which will be paid by or on behalf of Purchaser with a promissory note bearing simple interest at 3% per annum.

Vote Required to Approve the Merger and DGCL Section 253

The Simtek board of directors has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, including the issuance by the Company of Shares upon the exercise by Purchaser of the Top-Up Option, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser does not acquire, even after exercise of the Top-Up Option, at least 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares for the adoption of the Merger Agreement will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the transaction that made such person an interested stockholder or the “business combination” is approved by the board of directors of such corporation prior to such date. Simtek reincorporated from a Colorado corporation to a Delaware corporation in October 2006, thus it did not become subject to Section 203 of the DGCL until after Cypress had obtained all of the Shares and warrants that it now holds. The Simtek board of directors approved the Offer and the Merger for purposes of Section 203 of the DGCL. As a result, the restrictions of Section 203 of the DGCL are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Antitrust

United States. The Hart-Scott-Rodino Act (the “HSR Act”) generally provides that the acquisition of shares by an acquiror may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. Upon an analysis of the terms of the proposed transaction and a review of the rules promulgated by the FTC under the HSR Act, the Purchaser and the Company are not required to make a filing of a Notification and Report Form with the Division and the FTC.

Germany. The German Act against Restraints of Competition (“ARC”) requires Parent and the Company to file a notification with the German Federal Cartel Office (“FCO”) and provides that the acquisition of Shares in the Offer shall not occur until the one month waiting period, or in case of an in-depth investigation, a waiting period of four months, from submission of a complete notification to the FCO has expired or otherwise terminated. Parent expects to file a notification with the FCO prior to or during the week of August 18, 2008 on behalf of itself and the Company. The FCO may request additional information anytime within the waiting period. Therefore, the one month waiting period under the ARC is expected to expire around the week of September 15, 2008 (assuming the FCO regards the filing as complete), unless terminated earlier.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each Share pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL. At the Effective Time, any shares subject to appraisal rights will no longer be outstanding and will automatically become cancelled and cease to exist and such Remaining Stockholder will have no rights except to receive the fair value for the shares in accordance with Section 262 of the DGCL.

A Remaining Stockholder may, under certain circumstances by following procedures prescribed by the DGCL, exercise appraisal rights to receive cash in an amount equal to the “fair value” of such Remaining Stockholder’s Shares as to which such Remaining Stockholder has validly exercised such appraisal rights (“Dissenting Shares”) (such “fair value” will exclude any element of value arising from the accomplishment or expectation of the Merger). A Remaining Stockholder must follow the appropriate procedures under the DGCL, or suffer the termination or waiver of such appraisal. If the appraisal rights are terminated or waived, such Remaining Stockholder will receive cash in an amount equal to the Offer Price. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, August 15, 2008.(1)

(a)(1)(B)	Form of Letter of Transmittal.(1)

(a)(2)	Letter to Company’s stockholders communicating the Simtek board of directors’ recommendation, dated August 15, 2008.

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I).

(e)(1)	Agreement and Plan of Merger, dated as of August 1, 2008, by and among the Company, Cypress and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on August 4, 2008).

(e)(2)	Terms of Executive Employment Agreement between the Company and Harold Blomquist, dated April 13, 2005.

(e)(3)	Employment Letter between the Company and Brian Alleman, dated April 25, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 1, 2006).

(e)(4)	Letter Agreement between AgigA and Ron Sartore, dated April 3, 2008.

(e)(5)	Founders Stock Agreement between AgigA, Simtek and Ron Sartore, dated February 13, 2008 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed on March 26, 2008).

(e)(6)	Change of Control Agreement between the Company and Brian Alleman, dated March 20, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 21, 2008).

(e)(7)	Change of Control Agreement between AgigA and Ron Sartore, dated April 3, 2008.

(e)(8)	Form of Stock Purchase Warrant between the Company and various investors, dated September 21, 2006 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 25, 2006).

(e)(9)	2007 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on May 20, 2008).

(e)(10)	1994 Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 25, 1995).

(e)(11)	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on June 29, 2007).

(e)(12)	Confidentiality Agreement between the Company and Cypress, dated February 4, 2008.(1)

(e)(13)	License and Development Agreement between the Company and Cypress, dated March 24, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 30, 2006).

(e)(14)	Production and Development Agreement between the Company and Cypress, dated May 2, 2005 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on May 10, 2005).

(e)(15)	Amended and Restated Registration Rights Agreement between the Company and Cypress, dated March 24, 2006 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 30, 2006).

Exhibit No.	Description
(e)(16)	Warrant to Purchase 1,000,000 Shares issued on March 24, 2006, Warrant to Purchase 500,000 Shares issued on June 30, 2006 and Warrant to Purchase 500,000 Shares of issued on December 18, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 30, 2006).

(e)(17)	Warrant to Purchase 505,562 Shares issued on May 5, 2005 (incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed on May 10, 2005).

(e)(18)	Form of Transaction Support Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 4, 2008).

(e)(19)	Non-Competition Agreement between Harold Blomquist and Cypress, dated July 30, 2008.(1)

(e)(20)	Form of 7.5% $1,000,000 Convertible Debenture between the Company and the RENN Funds (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-QSB filed on August 13, 2002).

(e)(21)	Form of Stock Purchase Warrant between the Company and the RENN Funds (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on November 12, 2003).

(e)(22)	Form of Stock Purchase Warrant between the Company and the RENN Funds (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 25, 2006).

Annex I	Information Statement from the Company, pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II	Opinion of Collins Stewart, dated July 31, 2008.

(1)	Incorporated by reference to Schedule TO filed by Cypress and Purchaser with the Securities and Exchange Commission on August 15, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMTEK CORPORATION

By:	/s/ Harold Blomquist
Name:	Harold Blomquist
Title:	Chief Executive Officer and President

Dated: August 15, 2008

Annex I

SIMTEK CORPORATION

4250 Buckingham Drive #100

Colorado Springs, CO 80907

(719) 531-9444

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN

CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement (this “Information Statement”) is being mailed on or about August 15, 2008, to holders of record of common stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Simtek Corporation, a Delaware corporation (“Simtek” or the “Company”), as part of the Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (the “Schedule 14D-9”) of Simtek with respect to the tender offer by Copper Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), for all of the issued and outstanding shares of Common Stock, as disclosed in a Tender Offer Statement on Schedule TO dated August 15, 2008 (together with the exhibits thereto, as amended or supplemented from time to time). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Simtek. You are receiving this Information Statement in connection with the possible election of persons designated by Cypress to at least a majority of the seats on the board of directors of Simtek (the “Simtek Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of August 1, 2008, as amended or supplemented from time to time, among Cypress, Purchaser and Simtek (the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on August 15, 2008, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $2.60 per share net to the seller in cash, without any interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated August 15, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” and the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on September 12, 2008 (which is the end of the day on September 12, 2008). However, Purchaser is required to extend the Offer from time to time in accordance with the terms of the Merger Agreement, as necessary, until all of the conditions to the Offer have been satisfied or waived. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Cypress with the Securities and Exchange Commission (“SEC”) on August 15, 2008. Following the consummation of the Offer, upon approval by a stockholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which was filed by the Company with the SEC on August 15, 2008 and which is being mailed to stockholders of the Company along with this Information Statement.

Consummation of the Offer is conditioned upon, among other things, the condition that, prior to the scheduled expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Cypress and Purchaser (if any), represents at least a majority of the sum of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding

Company options with exercise prices less than the Offer Price that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such Company options satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (z) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than Company options) with exercise prices less than the Offer Price that are held by persons other than Cypress or Purchaser or affiliates thereof and that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions as described in the Merger Agreement, including, among other conditions, (i) the obtainment or receipt of any clearances, consents, approvals, orders and authorizations of any governmental entity or that Cypress reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) on terms that do not involve certain adverse regulatory conditions more fully described in the Merger Agreement, (ii) the accuracy of representations and warranties of the Company in accordance with the terms of the Merger Agreement, (iii) the performance and compliance of covenants or other agreements of the Company required to be performed or complied with by the Company under the Merger Agreement, (iv) the absence of any material adverse change in the Company, (v) the absence of any governmental proceedings that would, among other things, prohibit or prevent the Offer or the Merger or (vi) the absence of any governmental proceedings or orders or any laws that would prohibit or prevent the Offer or the Merger or have certain other negative effects, all as more fully described in the Merger Agreement.

In the event that any of the conditions of the Offer, including the Minimum Condition, are not satisfied or waived as of the then scheduled expiration date of the Offer, the Purchaser, at the request of the Company, or at its option may extend the Offer for one (1) successive ten (10) business day period in order to permit the satisfaction of such conditions to the Offer, after which ten (10) business day period, Purchaser may (but shall not be required to) extend the Offer for one (1) or more successive extension periods of ten (10) business days each in order to permit the satisfaction of the conditions to the Offer. There are certain other scenarios, each as described in the Merger Agreement, whereby the Offer may be extended. Pursuant to the Merger Agreement the Company has granted to Cypress and Purchaser an assignable and irrevocable option (the “Top-Up Option”), exercisable only after consummation of the Offer and only upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase a number of newly-issued Shares at a price per share equal to the Offer Price, that when added to the Shares owned by Cypress and Purchaser at the time of exercise of the Top-Up Option, would equal 91% of the number of Shares that would be outstanding immediately after the issuance of all Shares pursuant to the Top-Up Option, at which point it could effect the short-form merger. The Top-Up Option can only be exercised when (i) the Shares issued pursuant to the Top-Up Option will enable Cypress and its affiliates (including Purchaser) to obtain at least 90% of the issued and outstanding Shares; (ii) the number of Shares issued pursuant to the Top-Up Option would not exceed the total number of authorized but unissued Shares (“Short Form Threshold”); and (iii) such issuance would not violate any applicable regulatory requirement. If, following the closing of the Offer and the exercise of the Top-Up Option, if applicable, Cypress and its affiliates (including Purchaser) acquire at least 90% of the issued and outstanding Shares and certain other conditions are satisfied, Purchaser is required to effect a “short-form” merger to acquire any remaining outstanding Shares without the requirement of a stockholder vote. Provided that no legal or regulatory requirement shall prohibit the granting or exercise of the Top-Up Option or the issuance of Shares pursuant to such exercise, the Top-Up Option may be exercised by Cypress or the Purchaser, at any time at or after the Acceptance Time.

Purchaser may (but shall not be required to), in its discretion, elect to provide for a subsequent offering period of not less than three (3) nor more than twenty (20) business days, which subsequent offering period shall commence immediately following the first time at which Purchaser accepts for payment any Shares tendered pursuant to the Offer (the “Acceptance Time”).

If the Purchaser does not beneficially acquire, together with any Shares beneficially owned by Cypress and its affiliates, at least the Short Form Threshold, Cypress, Purchaser and the Company will not be permitted to consummate the Merger without the approval of the Company’s stockholders. In that event, the Company would be required to convene a meeting of stockholders and obtain the affirmative vote of the holders of a majority of the Shares outstanding on the record date for the meeting of stockholders in order to approve the Merger, which would mean that the Merger would not occur for some extended period of time after the expiration of the Offer. No interest will be paid for Shares acquired in the Merger. Accordingly, in order to receive the Offer Price promptly, stockholders who wish to receive the Offer Price should tender their Shares in the Offer.

The Merger Agreement provides that, immediately following the Acceptance Time and from time to time thereafter and subject to Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company will take all actions necessary to cause persons designated by Cypress to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, determined by multiplying (1) the total number of directors authorized to serve on the Simtek board of directors (after giving effect to any increase in the number of directors) by (2) the percentage that the total number of Shares held by Cypress and Purchaser (after giving effect to the Shares purchased pursuant to the Offer), bears to the total number of Shares outstanding. The Company and the Simtek board of directors will, at the election of Cypress, either seek and accept or otherwise secure the resignation of incumbent directors or increase the size of the Company’s board of directors (or both) to the extent necessary to permit Cypress’ designees to be elected to the Company’s board of directors; provided, however, that prior to the Effective Time, the Company’s board of directors shall always have at least two continuing directors who were not elected by Cypress. From time to time after the Acceptance Time, the Company shall take all action necessary to cause the individuals so designated by Cypress to constitute substantially the same percentage (rounding up where appropriate) as is on the board of directors of the Company on (i) each committee of the board of directors of the Company, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board of directors of each subsidiary of the Company, in each case to the fullest extent permitted by all applicable legal requirements, and specifically including the Marketplace Rules of the Nasdaq Stock Market. As a result, Purchaser will have the ability to designate at least a majority of the Simtek Board following consummation of the Offer.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Cypress’ designees to the Simtek Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Cypress, Purchaser and Cypress’ designees has been furnished to us by Cypress, and we assume no responsibility for the accuracy or completeness of such information.

CYPRESS DESIGNEES

Cypress has informed us that it will choose the Cypress designees for the Simtek Board from the list of persons set forth in the tale below. The following table, prepared from information furnished to us by Cypress, sets forth the name, age and present principal occupation, along with the business experience for the past five years, with respect to each individual who may be designated by Cypress as one of its designees.

Cypress has also informed us that each of the individuals below is a citizen of the United States and has consented to act as a director of Simtek if so appointed or elected. If necessary, Cypress may choose additional or other Cypress designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is in care of Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

Name of Cypress designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Ahmad R. Chatila	41	Ahmad R. Chatila was appointed Executive Vice President, Memory and Imaging Division, in 2005, and assumed responsibility for Cypress’s back-end manufacturing operations in 2007. Prior to his current position, Mr. Chatila served as Managing Director of the low power memory business unit in the Memory and Imaging Division. Mr. Chatila has been with Cypress since 1991, and has held a number of management roles in wafer technology development, manufacturing and sales.

Robert Dunnigan	46	Robert Dunnigan joined Cypress in 2007 as the Vice President of Specialty Memories and now holds the position of Vice President of Nonvolatile Products Business Unit. Prior to joining Cypress, Mr. Dunnigan spent two years as the Vice President of Design Services at SigmaTel, Inc. (now a part of Freescale Semiconductor, Inc.), in Austin Texas. Mr. Dunnigan was also formerly the Director of Technology for the Wireless System Solutions Group at Freescale Semiconductor, Inc. for twenty two years.

Pashupathy Gopalan	37	Pashupathy Gopalan has spent over 10 years at Cypress in various operating roles. Mr. Gopalan currently holds the position of Vice President for Strategic Marketing and Corporate Business Development. Mr. Gopalan is responsible for various initiatives covering global market strategy, new business creation, Cypress venture fund, mergers and acquisitions, corporate strategy and platform marketing of Cypress’ Products. During 2004-2005, Mr. Gopalan was the Vice President for Sales, Marketing and Business Development at Bloom Energy.

Hugo A. De La Torre	47	Hugo A. De La Torre joined Cypress in 2006 and now holds the position of Corporate Controller. Mr. De La Torre is responsible for many of the finance and controllership activities of Cypress, including leading a worldwide organization of staff responsible for managing key financial transactional processes and corporate financial planning. Prior to joining Cypress, Mr. De La Torre worked at Sun Microsystems, Inc., where he was responsible for external reporting, monthly close and consolidation and technical accounting guidance to the business units. Prior to joining Sun Microsystems in 2003, he worked as an accountant for a combined 13 years at both PricewaterhouseCoopers and Arthur Anderson.

Neil H. Weiss	57	Neil H. Weiss has been with Cypress since January 1997 and now holds the position of Senior Vice President and Treasurer. He is responsible for the worldwide treasury and tax functions of Cypress including credit and collection, stock administration, investor relations and real estate transactions. Mr. Weiss is a Certified Public Accountant, and prior to joining Cypress, Mr. Weiss served as Treasurer for Borland International, Director of Tax at National Semiconductor Corporation, and as a Tax Manager for PricewaterhouseCoopers.

Cypress has informed us that none of the individuals listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws during the past five years.

None of Cypress’ designees is a director of, or holds any position with Simtek. Cypress has advised us that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities) of Simtek or has been involved in any transactions with us or any of our directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Cypress has advised us that to its knowledge, none of its designees has any family relationship with any of our directors or executive officers.

If elected to serve as a director on the Simtek Board, none of Cypress’ designees will receive compensation for service on the Simtek Board.

CERTAIN INFORMATION CONCERNING SIMTEK

Our authorized capital stock consists of 30,000,000 shares of Common Stock, and 200,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”). As of August 12, 2008, there were 16,579,886 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

Our Common Stock is the only class of voting securities of Simtek outstanding that is entitled to vote at a meeting of stockholders of Simtek. Each share of our Common Stock entitles the record holder to one vote on each matter submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information regarding ownership of our Common Stock as of August 12, 2008 by each person who is known by us to beneficially own more than five percent of our Common Stock, by each director, by each current or former executive officer named in the Summary Compensation Table, and by all directors and current executive officers as a group. Shares issuable within sixty days after August 12, 2008 upon the exercise of options, warrants or debentures are deemed outstanding for the purpose of computing the percentage ownership of persons beneficially owning such options, warrants or debentures but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Harold A. Blomquist 18595 Lake Drive Colorado Springs, CO 80132	424,097	(1)	2.51%

Robert Pearson 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	34,501	(2)	*

Ronald Sartore 14445 Cypress Point Poway, CA 92064	119,605	(3)	*

Alfred Stein 410 Old Oak Court Los Altos, CA 94022	116,623	(4)	*

John Hillyard 2685 Heathrow Drive Colorado Springs, CO 80920	60,000	(5)	*

Phillip Black 1718 Midwick Place Santa Barbara, CA 93108	35,000	(6)	*

Brian Alleman 12861 Serenity Park Colorado Springs, CO 80907	139,615	(7)	*

Renaissance Capital Growth & Income Fund III, Inc. c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	1,119,342	(8)	6.60%

Renaissance US Growth Investment Trust PLC c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75203	1,712,243	(9)	10.10%

SF Capital Partners, Ltd 3600 South Lake Drive St. Francis, WI 53235	1,068,965	(10)	6.44%

Cypress Semiconductor Corporation 3901 N. First Street San Jose, CA 95134	3,179,644	(11)	16.66%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Crestview Capital Master LLC 95 Revere Drive, Suite A Northbrook, IL 60062	1,372,874	(12)	8.26%

Big Bend XXVII Investments, L.P. 3401 Armstrong Avenue Dallas, TX 75205-4100	1,553,956	(13)	9.36%

Toibb Investment LLC 6355 Topanga Canyon Blvd., Suite 335 Los Angeles, CA 91367	1,125,000		6.79%

All directors and executive officers as a group (7 persons)	929,441	(14)	5.37%

*	Less than one percent.

(1)	Includes 2,240 shares of our Common Stock that Mr. Blomquist’s children personally own and includes 347,150 shares of our Common Stock issuable upon exercise of options.

(2)	Includes 31,125 shares of our Common Stock issuable upon exercise of options.

(3)	Includes 91,584 shares of our Common Stock issuable upon exercise of options.

(4)	Includes 54,917 shares of our Common Stock issuable upon exercise of options. Includes 28,793 shares of our Common Stock and warrants covering 3,798 shares of our Common Stock held by the A. J. Stein Family Trust and 25,317 shares of Common Stock and 3,798 warrants held by the A. J. Stein Family Partnership.

(5)	Includes 60,000 shares of our Common Stock issuable upon exercise of options.

(6)	Includes 35,000 shares of our Common Stock issuable upon exercise of options.

(7)	Includes 83,558 shares of our Common Stock issuable upon exercise of options. Assumes exercise of warrants held by Mr. Alleman for 4,747 shares of our Common Stock.

(8)	Assumes conversion, at a conversion price of $2.20 per share, of debentures issued to Renaissance Capital Growth & Income Fund III, Inc. for 318,182 shares of our Common Stock. Assumes exercise of warrants held by Renaissance Capital Growth & Income Fund III, Inc. for 59,244 shares of our Common Stock. Includes 10,245 shares of our Common Stock issuable upon exercise of options, which options were assigned to Renaissance Capital Growth & Income Fund III, Inc. by Mr. Pearson.

(9)	Assumes conversion, at a conversion price of $2.20 per share, of debentures issued to Renaissance US Growth Investment Trust PLC for 318,182 shares of our Common Stock. Assumes exercise of warrants held by Renaissance US Growth Investment Trust PLC for 59,244 shares of our Common Stock.

(10)	Assumes exercise of warrants held by SF Capital for 7,595 shares of our Common Stock.

(11)	Assumes exercise of warrants held by Cypress for 2,505,562 shares of our Common Stock.

(12)	Assumes exercise of warrants held by Crestview Capital Master LLC for 32,279 shares of our Common Stock.

(13)	Assumes exercise of warrants held by Big Bend XXVII Investments, L.P for 15,190 shares of our Common Stock.

(14)	Includes 703,334 shares issuable upon exercise of options. Assumes the exercise of warrants for 12,343 shares of our Common Stock. Includes 2,240 shares of our Common Stock that Mr. Blomquist’s children personally own. Does not include the 2,244,280 shares of our Common Stock beneficially owned by Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth Investment Trust PLC, US Special Opportunities Trust PLC and Premier RENN US Emerging Growth Fund Ltd. RENN Capital Group is agent for these four investment funds. Mr. Robert Pearson is a Senior Vice President of RENN Capital Group. Mr. Pearson also holds the position of chairman on our board of directors.

DIRECTORS AND EXECUTIVE OFFICERS OF SIMTEK

Set forth below are the name, age and position of each of our directors and executive officers as of August 15, 2008.

Name	Age	Position
Harold A Blomquist	56	Chief Executive Officer and President, Director
Brian P. Alleman	51	Vice President and Chief Financial Officer, Corporate Secretary
Ronald Sartore	58	President of AgigA Tech., Inc.
Robert C. Pearson	72	Director, Chairman
Alfred J. Stein	75	Director
John Hillyard	51	Director
Philip Black	53	Director

Harold A. Blomquist was originally appointed as a director in May 1998, resigned from the Board in July 2001 to avoid a potential conflict of interest with his employer and was re-appointed in January 2002. In October 2003, Mr. Blomquist was elected to the position of Chairman of the Board of Directors. Mr. Blomquist has served as our Chief Executive Officer and President since May 2005. In February 2008 he resigned as Chairman of the Board. He served as a Director on the Board of Microsemi, Inc. from February 2003 to February 2006, and as a consultant to venture investors and early stage technology companies in the semiconductor and electronic components areas. In the past, he was employed as President and Chief Executive Officer of Morpho Technologies, Inc., and Chief Executive Officer of Tower Semiconductor, USA, Inc. Mr. Blomquist served as a member of the Board of Directors of AMIS Holding Co. and Sr. Vice President of AMI Semiconductors. Prior to joining AMI in April 1990, Mr. Blomquist held positions in engineering, sales, and marketing for several semiconductor firms, including Texas Instruments, Inmos Corporation, and General Semiconductor. Mr. Blomquist was granted a BSEE degree from the University of Utah and also attended the University of Houston, where he pursued a joint Juris Doctor/MBA course of study.

Brian Alleman has served as Vice President and Chief Financial Officer at the Company since June of 2005. Since 2002, Mr. Alleman has been a partner in the Denver office of Tatum LLC, a national firm of experienced executives serving as full-time, part-time, interim, project, or on-staff professionals to provide executive solutions to companies undertaking significant change. Mr. Alleman has 30 years of experience in financial management, with 10 years of experience in leading international accounting firms. For nine years prior to joining Tatum, Mr. Alleman served as Vice President and Chief Financial Officer with Centuri Corporation in Penrose, Colorado. Mr. Alleman intends to remain a partner in Tatum, which should allow Simtek access to a variety of professional resources provided by Tatum to its clients. Mr. Alleman holds a Bachelors Degree in Accounting from Seton Hall University and became a Certified Public Accountant in the State of New Jersey in 1980.

Ronald Sartore served as a director of Simtek from March 2004 until February 2008, resigning the post upon taking the role of President and director of AgigA Tech, Inc., a majority-owned subsidiary of Simtek. Mr. Sartore served as Executive Vice President of Simtek beginning in May 2006 and ending in February 2008. Mr. Sartore has over 30 years experience in the industry. From May of 1999 until May of 2006 he served various engineering and business roles as a Vice President within Cypress Semiconductor Corporation’s Consumer and Computation Division. Mr. Sartore joined Cypress after Cypress’ May 1999 accretive acquisition of Anchor Chips, where he was its Chief Executive Officer and President. Mr. Sartore founded Anchor Chips in 1995 and secured $9.5 million in funding from its majority owner: South Korea’s LG Semicon. Prior to that, Mr. Sartore worked as a systems architect for San Diego based AMCC. Previous to AMCC, Mr. Sartore was a technical consultant for Array Microsystems, and an employee of Maximum Storage, both in Colorado Springs. In 1985, Mr. Sartore co-founded Cheetah International, a manufacturer of personal computers and peripherals until its acquisition by Northgate Computers in 1990. Cheetah’s products, designed by Mr. Sartore, have received acclaim for their high performance and were the subject of articles in numerous trade magazines. Prior to Cheetah, Mr. Sartore has held technical design positions in the following companies: Inmos, in Colorado Springs, Colorado; Synercom Technology, in Sugarland, Texas; Texas Instruments, in Stafford, Texas; NCR, in Millsboro, Delaware; and Sperry Univac, in Blue Bell, Pennsylvania. Mr. Sartore currently holds 13 US patents and obtained a BS degree in Electrical Engineering from Purdue University.

Robert C. Pearson has served as a director since July 2002 and was appointed as our Chairman of the Board in February 2008. He joined RENN Capital Group in April 1997 and is currently its Senior Vice President-Investments. From May 1994 to May 1997, Mr. Pearson was an independent financial management consultant primarily engaged by RENN Capital Group. From May 1990 to May 1994, he served as Chief Financial Officer and Executive Vice President of Thomas Group, Inc., a management consulting firm, where he was instrumental in moving a small privately held company from a start-up to a public company with over $40 million in revenues. Prior to 1990, Mr. Pearson spent 25 years at Texas Instruments where he served in several positions including Vice President-Controller and later as Vice President-Finance. Mr. Pearson holds a BS in Business from the University of Maryland and was a W.A. Paton Scholar with an MBA from the University of Michigan. He is currently a Director of CaminoSoft Corporation, Vertical Branding and AuraSound, Inc., all of which are publicly held. He is also a Director of eOriginal, Inc., a privately held company.

Alfred J. Stein has served as a director since March 2004. He is currently a Consultant and Advisor to startup companies in the high technology industry. He previously served at VLSI Technology, Inc. as Chairman of the Board and Chief Executive Officer from 1982 until its acquisition by Philips Electronics in 1999. During his tenure, VLSI grew from a venture capital funded start-up to a publicly traded company with revenues in excess of $600 million and over 2,200 employees in more than 25 locations around the world. For more than 45 years, Mr. Stein has played a significant role in the high tech industry, including senior management assignments at both Texas Instruments and Motorola. Mr. Stein was with Texas Instruments for 18 years from 1958 through 1976; his last position was Vice President and General Manager for the Electronics Devices Division. Mr. Stein was with Motorola for five years where he was Vice President and Assistant General Manager of Motorola’s Semiconductor Sector. He joined VLSI Technology from Arrow Electronics where he had been that company’s Chief Executive Officer. He also has served on the board of directors at Applied Materials, Radio Shack Corporation and was Chairman of the Board for the Semiconductor Industry Association (SIA). He was a Lieutenant for two years in the U. S. Army and was on the Board of Trustees for St. Mary’s University of Texas.

John Hillyard has served as a director since October 2006, when the Board appointed him to fill a vacant position on the Board of Directors. Mr. Hilllyard has more than 25 years experience as a senior technology finance and operations executive, with significant domestic and international experience at both public and private companies. He is presently the Chief Financial Officer of LeftHand Networks, a pioneer in the open iSCSI SAN market. Prior to joining LeftHand Networks, Hilllyard was Executive Vice President, Finance and Operations and Chief Financial Officer for FrontRange Solutions; Vice President and Chief Financial Officer for daly.commerce, Inc.; Vice President and Chief Financial Officer for InteliData Technologies Corp.; and Senior Vice President and Chief Financial Officer for eFunds Corporation. Mr. Hillyard has been a CFO for companies traded on domestic and international stock exchanges. He studied Business Economics at the University of California at Santa Barbara and earned his CPA while working at PricewaterhouseCoopers.

Philip Black has served as a director since August 2007, when the Board appointed him to fill a vacant position on the Board of Directors. Philip Black serves as President, Chief Executive Officer and as a director of Nexsan Corp since September 2004. From January 2002 to July 2004, Mr. Black served as Chief Executive Officer and as a director of LightSand Communications, a storage networking provider. Prior to joining LightSand, Mr. Black was the Chief Executive Officer of Box Hill/Dot Hill, a storage systems manufacturer, and was the founder and Chief Executive Officer of Tekelec, a telecom equipment provider.

To our knowledge, no current director or executive officer of Simtek has been convicted in a criminal proceeding during the last five years and no director or executive officer of Simtek was a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

There are no family relationships among any of our directors or our executive officers.

INFORMATION REGARDING THE SIMTEK BOARD AND ITS COMMITTEES

Meetings and Committees of the Simtek Board

Members of the Simtek Board keep informed about our business through discussions with our Chairman and our Chief Executive Officer and other officers and employees, by reviewing materials provided to them, by visiting our offices and by participating in meetings of the Simtek Board and its committees. The following members of the Simtek Board are independent under current NASDAQ Stock Market listing standards: Messrs. Pearson, Stein, Hillyard and Black.

Our board of directors and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2007, the Simtek Board held six meetings. During that same period, the Board acted by written consent one time. During 2007, each director attended at least 75% of the aggregate of (i) the total number of meetings of the Simtek Board (held during the period for which he was a director) and (ii) the total number of meetings held by all committees on which he served (held during the periods that he served).

The Simtek Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its respective responsibilities. The following information provides membership and meeting information for each of the Simtek Board committees.

Audit Committee. The Simtek Board has established an Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee consists of Mr. Hillyard, who serves as the committee’s chairperson, and Messrs. Black and Stein. The Audit Committee assists the Simtek Board in its oversight of the integrity of our accounting, auditing, and reporting practices. The Simtek Board has determined that Mr. Hillyard and Mr. Black have the requisite education, background or experience to be considered an “audit committee financial expert” as that term is defined by applicable SEC rules. All members of the Audit Committee are “independent” under current NASDAQ Stock Market listing standards. The Audit Committee held seven meetings during 2007.

Compensation Committee. The primary responsibilities of the Compensation Committee are to review and recommend to the Simtek Board the compensation of our Chief Executive Officer, determine the amounts and recipients of stock options and perform such other functions regarding compensation as the Simtek Board may delegate. The Compensation Committee consists of Mr. Black, who serves as the committee’s chairperson, and Messrs. Stein and Pearson. Each member of the Compensation Committee is independent according to standards for independence under current NASDAQ Stock Market listing standards. The Compensation Committee held ten meetings during 2007. During 2007, the Compensation Committee directly engaged a consulting firm, Pearl Meyer & Partners, to advise the Compensation Committee on how the proposed compensation packages for Simtek’s executive officers compared to what is “market.” The Compensation Committee requested that Pearl Meyer & Partners review both the cash and equity components of the compensation packages for Simtek’s executive officers. The Compensation Committee used the feedback from Pearl Meyer & Partners to determine the final compensation packages for Simtek’s executive officers.

Nominating and Corporate Governance Committee. The primary responsibilities of the Nominating and Corporate Governance Committee are to identify qualified candidates for nomination to the Simtek Board and to assist us in complying with SEC and other government regulations. The Nominating and Corporate Governance Committee has a written charter, which is available on the Company’s website at www.simtek.com. The Nominating and Corporate Governance Committee consists of Mr. Stein, who serves as the committee’s chairperson, and Messrs. Blomquist and Pearson. Messrs. Stein and Pearson are independent, and Mr. Blomquist is not independent, in each case according to standards for independence under current NASDAQ Stock Market listing standards. The Nominating and Corporate Governance Committee held six meetings during 2007.

The Nominating and Corporate Governance Committee considers all nominees for election as directors of the Company, including all nominees recommended by stockholders. The Simtek Board seeks a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to the Simtek Board, to the Company and its stockholders. Desired qualities to be considered include: high-level leadership experience in business or technology activities; breadth of knowledge about issues affecting the Company; proven ability and willingness to contribute special competencies to Simtek Board activities; personal integrity; willingness to apply sound and independent business judgment; and awareness of a director’s vital role in assuring the Company’s good corporate citizenship and corporate image. Any stockholder wishing to recommend a candidate for the Simtek Board should submit the name of the candidate and a written description of the candidate’s qualifications to the chairperson of the Nominating and Corporate Governance Committee at Simtek’s principal business offices.

The Nominating and Corporate Governance Committee conducts informal self-evaluations of the composition and size of the Simtek Board on a periodic basis. As a need is observed, the Nominating and Corporate Governance Committee will recommend to the Simtek Board that it consider new directors and seek input from the Simtek Board regarding desired skills in new candidates. The Nominating and Corporate Governance Committee has, in the past, used formal and informal networking to identify and evaluate potential candidates, as well as a third party recruiting firm. The third party recruiting firm, when requested, searches for and identifies potential nominees to the Simtek Board and, if further requested by the Nominating and Corporate Governance Committee, assists such committee in its diligence and recruiting efforts with respect to such potential nominees. Similar to any nominee identified by the Nominating and Corporate Governance Committee, any potential nominee submitted for consideration by a stockholder would first be vetted against a perceived need existing on the Simtek Board, and would then be evaluated against other candidates for the position based on the merits of his/her background in comparison to other candidates.

Stockholder Communications.

The Simtek Board has not established a formal process for stockholders to follow to send communications to the Simtek Board or its members. Our policy is to forward to the Simtek Board any stockholder correspondence we receive that is addressed to the Simtek Board. Stockholders who wish to communicate with the Simtek Board or any of our directors may do so by sending their correspondence addressed to the Simtek Board at our headquarters at 4250 Buckingham Drive, #100, Colorado Springs, CO 80907 or via an email weblink “information@Simtek.com” on our website at www.simtek.com.

Statement on Corporate Governance.

We regularly monitor developments in the area of corporate governance by reviewing new federal laws affecting corporate governance, such as the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC. In response to those developments, we review our processes and procedures and implement corporate governance practices which we believe are in the best interest of our company and stockholders.

The Simtek Board has approved a Code of Business Conduct and Ethics (collectively, the “Code of Conduct”), posted on our website at www.simtek.com. The Code of Conduct applies to our Chief Executive Officer, Chief Financial Officer and all of our other employees and directors. Our Chief Executive Officer, Chief Financial Officer, employees and directors are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct.

Director’s Attendance at Annual Stockholder Meetings.

We believe that there are benefits to having members of the Simtek Board attend our annual meetings of stockholders. In 2007, all of the then-current directors attended our annual meeting in person. From time to time, however, a member of the Simtek Board might have a compelling and legitimate reason for not attending an annual meeting. As a result, the Simtek Board has decided that director attendance at our annual meetings should be strongly encouraged, but is not required.

Compensation Committee Interlocks and Insider Participation

During 2007, the Compensation Committee consisted of Messrs. Hillyard, Stein, Pearson and Black. In November 2007, Mr. Hillyard resigned from the Compensation Committee and Mr. Black was nominated to join Messrs. Stein and Pearson on the Compensation Committee. Mr. Black was appointed Chairman of the Compensation Committee in November 2007.

On May 26, 2006, we issued to certain affiliates managed by RENN Capital Group, for which Mr. Pearson serves as Senior Vice President, warrants to purchase 25,000 shares of our Common Stock at $3.30 per share with an exercise period of 5 years. Of these warrants, we issued warrants covering 5,000 shares of our Common Stock in consideration for a waiver letter from the RENN Capital Group affiliates and the remaining warrants covering 20,000 shares of our Common Stock were issued in consideration for the affiliates managed by RENN Capital Group entering into a subordination agreement with Wells Fargo on our behalf.

On September 21, 2006, we completed a private placement whereby the participants were issued Common Stock at a per share price of $3.95 and warrants to purchase our Common Stock at a per share exercise price of $5.40 and a five year term. The affiliates managed by the RENN Capital Group invested a combined total of $2,000,000 and received a combined total of 506,332 shares of our Common Stock and warrants covering 7,596 shares of our Common Stock. Mr. Stein invested $200,000 and received 50,634 shares of our Common Stock and warrants covering 75,952 shares of our Common Stock.

Review and Approval of Transactions with Related Persons

We have not adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of ”related-persons transactions.” The Audit Committee approves any transaction between our Company and a related person. A related person is any executive officer, director, or more than 5% stockholder of our stock, including any of their immediate family members, and any entity owned or controlled by such persons. Please review the related person transactions described in this Information Statement under the heading “Certain Relationships and Related Transactions.”

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

Our executive compensation programs are designed to attract, motivate and retain executives critical to our long-term success and the creation of stockholder value. Our fundamental compensation philosophy is to closely link executive officers’ total compensation with the achievement of annual and long-term performance goals and that performance should have a significant impact on compensation. Management and the Compensation Committee believe that compensation decisions are complex and best made after a careful review of individual and company performance, semiconductor industry, and general industry compensation levels. The Compensation Committee awards compensation to our executive officers that is based upon overall business and individual performance and that is designed to motivate them to achieve strategic objectives and to continue to perform at the highest levels in the future.

Based on the objectives described above, we strive to set a total compensation opportunity within a reasonable range of total direct compensation paid to similarly situated executives at comparable companies, against whom we may compete in the semiconductor industry marketplace and in the broader market for executive, key employee, and outside director talent. Actual compensation may be above or below the mid-range of industry norms based on the actual performance of our company and the individual, with the opportunity to achieve superior compensation based on superior performance. This approach is intended to ensure that a significant portion of executive compensation is based on our financial and strategic performance.

Roles and Responsibilities

Each of the Compensation Committee and management is involved in the development, review and evaluation, and approval of our executive compensation programs. In general, the roles are discussed below; additional details regarding the roles of each are addressed in the discussion of the “Annual Review of Executive Compensation” in this Information Statement.

Management. Our management sets our strategic direction and tactical objectives and strives to design and develop compensation programs that motivate executives’ behaviors consistent with these tactical and strategic objectives. In collaboration with the Compensation Committee, management coordinates the annual review of the compensation program for the executive officers. This includes an evaluation of individual and overall company performance, competitive practices and trends, and various compensation issues. Based on the outcome of this review, management makes recommendations to the Compensation Committee regarding the compensation of each of the executive officers, other than the Chief Executive Officer.

Compensation Committee. The Compensation Committee of the Simtek Board has overall responsibility for the approval of programs that are reasonable, consistent with our compensation philosophy, and support our business goals and objectives. The Simtek Board established the Compensation Committee in 2004. The Committee currently consists of three directors, all of whom are deemed independent within the meaning of the current rules of the NASDAQ: Messrs. Black (Chairman), Stein and Pearson.

The Committee has authority and responsibility for the review, evaluation and approval of the compensation structure and level for all of our executive officers. This includes the articulation of our compensation philosophy, and policies and plans covering our executive officers. The Committee also conducts an annual review and approval of the Chief Executive Officer’s annual compensation, including an evaluation of his performance to corporate goals and objectives relevant to his compensation.

The Committee operates pursuant to a charter, which is available on the Company’s website at www.simtek.com. Under its charter, the stated purposes of the Compensation Committee are: (1) to assist the Simtek Board in discharging its responsibilities relating to compensation of the Corporation’s executives, (2) to administer the Corporation’s equity incentive plans and (3) to produce a report on executive compensation for inclusion in the Corporation’s proxy statement in accordance with applicable rules and regulations.

The Compensation Committee typically meets several times each year as needed to address various compensation issues. Compensation Committee meetings may include an executive session without members of management present. The Compensation Committee met ten times during 2007. The Compensation Committee regularly reports to the full Simtek Board regarding executive compensation matters.

Annual Review of Executive Compensation

Our management and the Compensation Committee strive to maintain an executive compensation program that is structured to provide executive officers with a total compensation package that, at expected levels of performance, is competitive with those provided to other executives holding comparable positions or having similar qualifications in other similarly situated organizations in the semiconductor industry and the general market. This is achieved by the preparation of an annual review of the compensation of each of the Company’s executive officers.

In making its decisions on each executive officer’s compensation, the Compensation Committee considers the nature and scope of all elements of the executive’s total compensation package, the executive’s responsibilities, and his or her effectiveness in supporting our key strategic, operational and financial goals. The Compensation Committee also considers recommendations from the Chief Executive Officer regarding total compensation for those executive officers reporting directly to him.

The Compensation Committee believes that input from management provides useful information and points of view to assist the Compensation Committee to determine its own views on compensation. Although the Compensation Committee receives information and recommendations regarding the design and level of compensation of our executive officers from management, the Compensation Committee makes the final decisions as to the plan design and compensation levels for these executives.

Compensation Peer Group

In determining the appropriate amount for each element of the total direct compensation (base salary, annual incentives, and long-term incentives), the Compensation Committee considers the compensation paid for similar positions at other corporations within a reasonable peer group of companies prior to determining the executive officers’ base salary and total cash compensation potential. The peer group is comprised of companies against which we compete in the global semiconductor industry for executive, key employee, and outside director talent. Peer companies fall within a range (both above and below us) of comparison factors such as revenue, market capitalization, net income, and relevant similarities to our fabless business model. Our peer group is comprised of (but not limited to) the following companies:

Ramtron	Quicklogic
Microsemi	Cypress
Virage Logic	Sipex
Catalyst Semiconductor	AMCC
ZMD	Tower Semiconductor

This competitive market data provides a frame of reference for the Compensation Committee when evaluating executive compensation.

Mix of Compensation

Our executive compensation program is composed of three key elements—base salary, an annual cash incentive bonus, and equity-based compensation—which represent an executive officer’s total direct compensation (excluding benefits and perquisites). The Compensation Committee strives to align the relative proportion of each element of total direct compensation with the competitive market and our objectives, as well as preserve the flexibility to respond to the continually changing global environment in which we operate. The

Compensation Committee’s goal is to strike the appropriate balance between annual and long-term incentives, and it may adjust the allocation of pay to best support our objectives. For 2007, the mix of these three elements for each of the named executive officers is illustrated in the following chart:

Percent of Total Direct Compensation

Officer	Base Salary	Annual Cash Incentive Compensation	Equity Incentive Awards(1)
Harold A. Blomquist	29%	23%	48%
Ronald Sartore	71%	0%	29%
Brian P. Alleman	49%	25%	26%

(1)	Based on the FAS 123(R) grant date fair value of restricted stock and stock options granted in 2007.

The mixture of pay elements noted above represents the belief that executive officers should have elements of their compensation tied to both short and long term objectives. This pay mixture is the result of our historical pay practices, management recommendations, and Compensation Committee determinations.

Elements of Executive Compensation

The key elements of direct compensation for the executive officers are base salary, an annual cash incentive bonus, and equity-based compensation, typically delivered through stock options. Executive officers also are eligible for other elements of indirect compensation, comprised of health and welfare benefits, retirement and savings plans, and certain perquisites. The Compensation Committee considers each of these elements when evaluating the overall compensation program design.

Annual Base Salary. The Compensation Committee, with the assistance of management, establishes base salaries that are intended to be sufficient to attract and retain individuals with the qualities they believe are necessary for our long-term financial success and that are competitive in the marketplace.

An executive officer’s base salary generally reflects the officer’s responsibilities, tenure, job performance, special circumstances such as relocation, and direct competition for the executive’s services. The Compensation Committee reviews the base salaries of each executive officer, including the Chief Executive Officer, on an annual basis. In addition to these annual reviews, the Committee may at any time review the salary of an executive who has received a significant promotion, whose responsibilities have been increased significantly, or who is the object of competitive pressure. Any adjustments are based on the results of a review of relevant market salary data, increases in the cost of living, job performance of the executive officer over time, and the expansion of duties and responsibilities, if any. No pre-determined weight or emphasis is placed on any one of these factors.

In general, the Committee targets the base salary levels of the Chief Executive Officer and other executive officers within the mid-range of base salaries for comparable executive positions at relevant peer companies. Adjustment of an individual executive officer’s actual base salary above the mid-range of this reference group would generally be based upon:

•	Achieving or exceeding key business objectives;

•	Highly developed individual skills critical to the Company;

•	Demonstrating an ability to positively impact stockholder value;

•	Consistently superior levels of performance; and

•	Experience and level of responsibility.

During 2007, the Committee approved no increases to the base salaries of the named executive officers.

Annual Cash Incentive Awards. Annual cash incentive compensation enables executive officers and other key employees of the Company to earn annual cash bonuses for meeting or exceeding our financial goals as well as for individual performance.

The potential payments available under the annual cash incentive program for the executive officers depend on the attainment of performance goals recommended by management and approved by the Compensation Committee early in each calendar year. In addition to these awards, the Compensation Committee may approve additional bonuses following a subjective evaluation of an executive officer’s performance and success in areas deemed to be significant to us.

For executive officers, our annual cash incentive compensation program provides for target earning generally in the range of 50% to 150% of base salary. Individual awards reflect both group performance and individual contributions to our success.

The following table summarizes, for 2007, the bonus targets, performance components, and corresponding weightings for each of our named executive officers. Weighting factors represent the percentage of each executive’s target cash incentive that is attached to performance of the specific metric. For example, Mr. Alleman has 50% of his target earnings potential that is attached to performance to our ex-item net income goal from our annual operating plan.

Name	Annual Operating Plan Revenue	Annual Operating Plan Ex- Item Net Income	New Product Research and Development	Design Win Points	Cash Balance	Project Innovation	Gross Margin	Strategic Initiatives
Harold Blomquist	25%	50%	25%					50%
Brian Alleman		50%			25%		25%	25%
Ronald Sartore		25%	25%	25%		25%

We selected these performance measures for use in the annual cash incentive because of their importance to the value of our operations. In particular, the Compensation Committee believes that Ex-item Net Income is an appropriate measure for the primary financial goal to align the interests of management with the interests of our stockholders. Because Ex-item Net Income excludes non-cash charges for stock options and amortization of the non-compete agreement with ZMD and other expenses related to the joint development agreement with Cypress Semiconductor or other strategic initiatives, Ex-item Net Income provides an indicator of general economic performance that is not affected by significant non-cash or restricted-cash expenses. Accordingly, our management believes this type of measurement is useful for comparing general operating performance of our baseline nvSRAM business from period to period.

In 2007, the Compensation Committee established threshold, target, and accelerated performance goals for the performance measures to be achieved during 2007. For the purposes of Ex-item Net Income (the Net Income Factor), the target was defined as ex-item net income with certain investments in our high density memory initiative added back in. This factor was established as $7,577,000 with a minimum threshold set at $2,325,000, below which no incentive was to be paid, and an accelerated payout (1.25x multiplier) possible if greater than $7,577,000.

During 2007, achievement against our Net Income Factor was approximately 31% of target which was below the minimum threshold. Performance to our revenue goal was $33.0 million on a plan of $53.5 million, or 62% of plan. Cash at year end was 108% of plan. The strategic initiatives were based on providing adequate financial support for our high density memory initiative and achieving compliance with Section 404 of the

Sarbanes-Oxley Act of 2002 by year end. Simtek was able to provide adequate financing from operations to support the high density memory initiative and Simtek was deemed compliant with Section 404 of the Sarbanes-Oxley Act by year end. Due to falling below the minimum Net Income Factor, no cash bonuses for the named executive officers were paid as a result of 2007 performance.

For additional information regarding the metrics applicable to our Chief Executive Officer, see “Compensation of the Chief Executive Officer” below.

The 2007 bonuses for the Chief Executive Officer and other named executive officers are disclosed in the “Bonus” column of the Summary Compensation Table.

Long-Term (Equity) Compensation. We provide executives with long-term compensation through the 1994 Simtek Corporation Stock Option Plan (the “SOP”) and the 2007 Equity Incentive Plan (the “EIP”). Through June 13, 2007, we granted options under the SOP. Beginning June 15, 2007, we grant options under the EIP. The general objectives of the EIP are to encourage employees and directors to acquire or increase their equity interest in our company and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success. The EIP also encourages this group to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our stockholders. The EIP also enhances our ability to attract and retain the services of individuals who are essential for our growth and profitability.

The EIP permits granting stock options that are granted according to a plan developed by management and the Compensation Committee and approved by the Compensation Committee during the first six months of each year. Pursuant to this schedule, grants of equity-based awards are typically made during the second quarter. Management and the Compensation Committee reserve the right to make other grants as determined to be appropriate after careful review of such things as significant achievements, the risk of losing key executives, and periodic changes in the external environment around our company.

All options granted prior to March 24, 2006, began vesting six months after the date of grant, become fully vested after three years and expire seven years from date of grant. On March 24, 2006, the Simtek Board changed the vesting schedule of stock options granted after March 24, 2006, to be as follows:

•

If an officer or employee has been employed for 12 months or more, stock options will vest over 48 months at 1/48th per month, and vesting will begin immediately at 1/48th per month for the four year period.

•

If an officer or employee has been employed for less than 12 months, no vesting will occur until the officer or employee has been employed for 12 months at which time the officer or employee will be caught up at 1/48th per month for each month since the option grant date and then the options will continue to vest at 1/48th per month for the remaining portion of the four year period.

•

If an officer or employee is a new hire, no vesting will occur until the officer or employee has been employed for 12 months at which time the officer or employee will receive 12/48th of the vesting after which the options will continue to vest at 1/48th per month for the remaining portion of the four year period.

•	All options granted to outside directors of the Company will be 100% vested after six months from the grant date.

All options will expire seven years from date of grant.

During 2007, the Compensation Committee approved the following equity awards to the CEO and other named executive officers:

Officer	Stock Options
Harold A. Blomquist	175,000
Ronald Sartore	30,000
Brian P. Alleman	40,000

The named executive officers were granted stock options for a total of 245,000 shares of our Common Stock. Additional details regarding the terms of these grants are provided in the tables below.

Health and Welfare Benefits. We provide our executive officers with benefits that are intended to be a part of a competitive total compensation package that provides health and welfare programs comparable to those provided to employees and executives at other companies in the semiconductors industry. Executive officers participate in our health and welfare programs on the same relative basis as our other employees.

We sponsor the Simtek Corporation 401K Plan, a tax-qualified defined contribution retirement plan. This contribution plan is a tax-qualified broad-based employee savings plan in which employee contributions are calculated on gross payroll and employees are permitted to contribute up to dollar limits and percentages established annually by the U.S. Internal Revenue Service (the “IRS”). In 2007, we implemented a company match to our 401K Plan. We will make a qualified matching contribution of 100% of salary deferral contributions up to 3% of pay, plus 50% of salary deferral contributions from 3% to 5% of pay for the payroll period. Limits to matching contribution are established by the IRS. All company matching contributions vest immediately.

Employment Agreements/Arrangements. We currently have an employment arrangement with our Chief Executive Officer, Mr. Blomquist, and we have an employment agreement with our Chief Financial Officer, Mr. Alleman. Generally, we do not maintain employment agreements with executive officers. The primary purpose of these employment agreements and arrangements is to provide certain executive officers with a personal assurance of their treatment following a change in control of our company or under terms of termination of their employment.

The employment arrangement with Mr. Blomquist provides for a base salary of $325,000 per year and he will be eligible to receive a yearly cash bonus, based on performance, of up to 100% of his salary. In addition, Mr. Blomquist may receive a yearly bonus of options to purchase between 10,000 and 40,000 shares of our Common Stock; the exact amount will be based on performance. Upon beginning employment, Mr. Blomquist received options to purchase 250,000 shares of our Common Stock and a $50,000 bonus. Within four months of beginning employment, Mr. Blomquist was required to purchase 20,000 shares of Common Stock from us. For each share of Common Stock Mr. Blomquist purchased from us within six months of beginning employment, including the 20,000 shares he was required to purchase, we granted him an additional share, up to a maximum of 50,000 matching shares. Upon termination, Mr. Blomquist will be restricted from competing against us for a period of 18 months. If Mr. Blomquist is terminated by us without cause, all of Mr. Blomquist’s unvested stock options will immediately vest and he will continue to receive his base salary, benefits, and cash and stock bonuses for 18 months. If Mr. Blomquist terminates employment due to good cause or as a result of constructive termination relating to a change of control of the Company, all of Mr. Blomquist’s unvested stock options will immediately vest and he will continue to receive his base salary, benefits and cash and stock bonuses for 18 months.

The employment agreement with Mr. Alleman provides for a base annual salary of $225,000 and he will be eligible to receive a bonus, based on 100% performance to agreed upon company and individual goals, of 50% of his base salary. Mr. Alleman received options to purchase 75,000 shares of our Common Stock upon commencement of his employment. In addition, Mr. Alleman will be eligible to participate in our standard benefits plans. Mr. Alleman will remain a partner of, and retain an interest in, Tatum LLC (“Tatum”), the executive services firm through which his services were initially engaged by us, and Tatum also will be paid a fee based on Mr. Alleman’s compensation, with the first year’s fee to be no more than 20% of the amount paid to, or realized by, Mr. Alleman. This fee percentage will decrease in subsequent years. If we terminate Mr. Alleman’s employment without good cause, or if Mr. Alleman terminates his employment for good cause, Mr. Alleman will be provided with separation pay equal to three months, from date of notice, of full base salary and three additional months at 50% of full base salary. If Mr. Alleman terminates his employment without good cause or we terminate Mr. Alleman for good cause, all separation pay will be forfeited.

On April 3, 2008, AgigA Tech, Inc., our majority-owned subsidiary, entered into a letter agreement with Mr. Sartore whereby Mr. Sartore is employed as the President of AgigA Tech, Inc. Mr. Sartore’s base annual salary is $225,000 and he may be eligible to participate in a cash management bonus incentive plan if one is established.

Change of Control Agreements. The Company entered into a Change of Control Agreement with Mr. Alleman on March 20, 2008, in order to better assure that Mr. Alleman will remain with the Company and in order to diminish any distractions or personal uncertainties that Mr. Alleman might face in light of a potential change of control at the Company. The Change of Control Agreement, which has a term of one year, provides generally that, if the Company undergoes a change of control and if, within 12 months following such change of control, Mr. Alleman is terminated by the Company (other than for cause), then the Company shall continue to pay Mr. Alleman his base salary for whatever length of time is remaining (starting from the date of termination) until the expiration of 12 months from the date of the change of control.

Our majority-owned subsidiary, AgigA Tech, Inc., entered into a Change of Control Agreement with Mr. Sartore on April 3, 2008 in order to better assure that Mr. Sarotre will remain with AgigA Tech, Inc. and in order to diminish any distractions or personal uncertainties that Mr. Sartore might face in light of a potential change of control at AgigA Tech, Inc. The Change of Control Agreement, which has a term of two years, provides generally that, if AgigA Tech, Inc. undergoes a change of control and if, within 12 months following such change of control, Mr. Sartore is terminated by AgigA Tech, Inc. (other than for cause), then AgigA Tech, Inc. shall continue to pay Mr. Sartore his base salary for whatever length of time is remaining (starting from the date of termination) until the expiration of 12 months from the date of the change of control.

AgigA Tech, Inc. Founders Stock Agreement. On February 13, 2008, the Company, AgigA Tech, Inc. and Mr. Sartore entered into a Founders Stock Agreement, pursuant to which Mr. Sartore was granted Common Stock of AgigA Tech, Inc. that vests over five years. Subject to certain exceptions, Mr. Sartore must remain an employee of AgigA Tech, Inc. for vesting to occur. Mr. Sartore’s Common Stock will become immediately vested upon an initial public offering or change of control of AgigA Tech, Inc. If Mr. Sartore ceases performing services for AgigA Tech, Inc., he will be required to immediately transfer to AgigA Tech, Inc. all shares that have not become vested. Pursuant to the terms of the Founders Stock Agreement, AgigA Tech, Inc. has the right of first refusal to acquire Mr. Sartore’s shares upon a proposed sale of such shares. AgigA Tech, Inc. also has the right to acquire Mr. Sartore’s shares of common stock upon his termination from employment with AgigA Tech, Inc. upon certain circumstances. If Simtek proposes to sell a substantial portion of its interest in AgigA Tech, Inc., Mr. Sartore has the right to include some of his vested shares in such sale.

Compensation of the Chief Executive Officer

In connection with the review of the then Chief Executive Officer’s performance in April 2005, the Compensation Committee performed a competitive analysis of the total direct compensation program for the replacement for Simtek’s then Chief Executive Officer. The Compensation Committee used the information in this study as it negotiated the terms of compensation of Mr. Blomquist’s total direct compensation. Mr. Blomquist’s total direct compensation was deemed to be reasonable when compared to the corresponding opportunities extended to chief executive officers within other semiconductor companies as well as the specific circumstances of our company at the time.

For 2007, Mr. Blomquist’s base salary was $325,000. His award under the annual incentive compensation program related to 2006 was $261,383, which was paid in 2007. His award under the annual incentive compensation program related to 2007 was $0. For 2007, Mr. Blomquist’s bonus eligibility was targeted at 50% of his base salary up to a maximum of 150% of his base salary. For 2007, Mr. Blomquist’s bonus metrics and weightings were Company ex-item net income (50%), Company net revenue (25%), new product research and development (25%), and an amount at the discretion of the Committee related to strategic initiatives (50%). In addition, we granted Mr. Blomquist stock options to purchase 175,000 shares of our Common Stock.

Accounting and Tax Treatments of the Elements of Compensation.

We account for stock-based awards, including stock options, as provided in FAS123(R).

The Compensation Committee considers the potential impact of IRC Section 162(m) on compensation decisions. Section 162(m) disallows a tax deduction by us for individual executive compensation exceeding $1 million in any taxable year for our Chief Executive Officer and the other four highest compensated senior executive officers, other than compensation that is performance-based under a plan that is approved by our stockholders and that meets certain other technical requirements. The Committee’s approach with respect to qualifying compensation paid to executive officers for tax deductibility purposes is that executive compensation plans will generally be designed considering a number of factors, including tax deductibility. However, non-deductible compensation may still be paid to executive officers when necessary for competitive reasons, to attract or retain a key executive, to enable us to retain flexibility in maximizing our pay for performance philosophy, or where achieving maximum tax deductibility would not be in our best interest.

Post-Employment Compensation

The employment arrangement with Mr. Blomquist provides for immediate vesting of 100% of Mr. Blomquist’s currently held and non-vested stock options in the event of a change in control of our company or termination without cause. See “Executive Compensation—Potential Payments upon Termination or Change of Control” for further information.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed Simtek’s Compensation Discussion and Analysis for the fiscal year ended December 31, 2007 with Simtek management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in [the 2008] proxy statement.

COMPENSATION COMMITTEE

Philip Black, Chair

Robert Pearson

Alfred Stein

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents information concerning compensation earned in the fiscal year ended December 31, 2007, by our Chief Executive Officer, our Chief Financial Officer and our Executive Vice President (who is now the President of AgigA Tech, Inc.). We refer to these three persons collectively as “named executive officers.” Our compensation policies are discussed above under the heading “Compensation Discussion and Analysis.”

Name and Principal Position	Year	Salary		Bonus		Stock awards(1)		Option awards(2)			Non-equity incentive plan compensation(3)			Change in pension value and nonqualified deferred compensation earnings		All other compensation			Total
Harold A. Blomquist President and CEO	2007 2006 2005	$ $ $	325,000 325,000 209,375	$ $ $	0 0 50,000	$ $ $	0 2,500 0	$ $ $	403,535 324,420 0	(9)	$ $ $	0 261,383 0		$ $ $	0 0 0	$ $ $	14,731 209,516 150,490	(8) (4)	$ $ $	743,266 1,122,819 409,865

Ronald Sartore Former Executive VP of Simtek / Current President of AgigA Tech, Inc.	2007 2006 2005	$ $	225,000 29,856 —	$ $	0 0 —	$ $	0 12,500 —	$ $	153,060 6,045 —	(9) (5)	$ $	0 0 —		$ $	0 0 —	$ $	15,381 152,500 —	(8) (6)	$ $	393,441 200,901 —

Brian P. Alleman Vice President and CFO	2007 2006 2005	$ $	225,000 212,792 —	$ $	0 0 —	$ $	0 0 —	$ $	69,732 41,516 —	(9)	$ $	0 150,824 —	(7)	$ $	0 0 —	$ $	13,881 0 —	(8)	$ $	308,613 405,132 —

(1)	We issued Mr. Blomquist 371 shares of our Common Stock at a value of $6.75 per share on May 26, 2006. This stock was issued for payment of his quarterly stipend earned for serving as a director for the period of January 1, 2005 through March 31, 2005. We issued Mr. Sartore 3,376 shares of our Common Stock for a total value of $12,500 on May 26, 2006 for payment of his quarterly stipend earned for serving as a director for the period January 1, 2005 through March 31, 2006. For purposes of the restricted stock awards, fair value was initially calculated using the average closing price of our stock on the last 20 days of each quarter the stipend was earned.

(2)	Pursuant to SEC regulations, the amounts shown exclude the impact of estimated forfeitures related to service based vesting conditions. For information on the valuation assumptions with respect to the 2007 grants, refer to note 6 of our financial statements in the Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC. For information on the valuation assumptions with respect to grants made during 2006 and 2005, refer to the note on “Shareholders’ Equity” for our financial statements in the Annual Report on Form 10-K for the years ended December 31, 2006 and December 31, 2005, respectively. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the named executive officers.

(3)	This column represents payments made in 2007 related to the 2006 Executive Incentive Compensation Plan. No payments were made in relation to the 2007 Executive Incentive Compensation Plan.

(4)	Includes the taxable portion of Mr. Blomquist’s relocation costs for his move from California to Colorado.

(5)	These options were granted to Mr. Sartore in his capacity as a director prior to becoming an executive officer.

(6)	During 2006, Mr. Sartore was paid $16,000 in his capacity as a director and $136,500 as a consultant to our company, prior to becoming an executive officer.

(7)	Reflects $115,132 paid directly to Mr. Alleman and $35,692 paid to Tatum, LLC.

(8)	Includes the 401K matching contributions made on behalf of Messrs. Blomquist, Sartore and Alleman of $12,375, $8,865 and $13,605, respectively, during 2007.

(9)	This amount represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted to each of the named executives in 2007 as well as prior fiscal years, that vested in 2007, in accordance with SFAS 123R. Option expenses for each of Messrs. Blomquist, Sartore and Alleman included $312,151, $0 and $10,363, related to options granted in 2005, respectively, $46,964, $145,445 and $51,805, related to options granted in 2006, respectively, and $44,420, $7,615 and $10,152 related to options granted in 2007, respectively.

Grants of Plan-Based Awards

Our Stock Option Plan permits the grant of non-qualified stock options to our employees and directors and to employees of our subsidiaries.

Name	Grant Date	Date of the Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Units (#)	All Other Option Awards: Number of Securities Underlying Options (1) (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards (2) ($)
			Threshold ($)	Target ($)	Max. ($)	Threshold (#)	Target (#)	Max. (#)
Harold A. Blomquist	8/14/2007	7/17/2007	—	—	—	—	—	—	—	175,000		$533,050
Ronald Sartore	8/14/2007	7/17/2007	—	—	—	—	—	—	—	30,000		$91,380
Brian P. Alleman	8/14/2007	7/17/2007	—	—	—	—	—	—	—	40,000		$121,840

(1)	This column shows the number of stock options granted to the named executive officers in 2007. These options vest and become exercisable based on the vesting terms of the EIP.

(2)	The exercise price of each option granted was equivalent to the closing price of a share of our common stock on the grant date. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule and has been calculated using the Black-Scholes valuation model. The valuations were based upon the following assumptions estimated holding period of 5.00 years, expected volatility of 77.00% and a risk free interest rate of 4.51%. It should be noted that this model is only one of the methods available for valuing options. These amounts reflect our accounting expense and do not correspond to the actual value that may or will be recognized by the named executive officers.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table provides information on the current holdings of stock option and stock awards by the named executive officers. This table includes unexercised and unvested option awards and unvested grants of restricted shares of stock. Each equity grant is shown separately for each named executive officer.

		Option Awards					Stock Awards
Name	Date of Award	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Harold A. Blomquist	10/31/2003	7,500	0	—	$8.30	10/31/2010	—	—	—	—
	4/27/2004	2,625	0	—	$11.60	4/27/2011	—	—	—	—
	2/15/2005	3,500	0	—	$6.20	2/15/2012	—	—	—	—
	5/9/2005	94,389	15,224	—	$6.60	5/9/2012	—	—	—	—
	5/17/2005	120,890	19,498	—	$5.40	5/17/2012	—	—	—	—
	6/12/2006	9,375	15,625	—	$3.20	6/12/2013	—	—	—	—
	10/17/2006	9,713	23,587	—	$6.00	10/17/2013	—	—	—	—
	8/14/2007	14,583	160,417	—	$4.66	8/14/2014	—	—	—	—

Ronald Sartore	3/26/2004	10,000	0	—	$13.40	3/26/2011	—	—	—	—
	4/27/2004	2,917	0	—	$11.60	4/27/2011	—	—	—	—
	2/15/2005	3,500	0	—	$6.20	2/15/2012	—	—	—	—
	2/21/2006	3,500	0	—	$2.70	2/21/2013	—	—	—	—
	9/27/2006	15,000	0	—	$5.00	9/27/2013	—	—	—	—
	11/13/2006	27,083	72,917	—	$4.66	11/13/2013	—	—	—	—
	8/14/2007	2,500	27,500	—	$4.66	8/14/2007	—	—	—	—

Brian P. Alleman	08/3/2005	7,778	2,222	—	$3.65	8/3/2012	—	—	—	—
	4/26/2006	31,250	43,750	—	$3.60	4/26/2013	—	—	—	—
	10/17/2006	1,954	4,746	—	$6.00	10/17/2013	—	—	—	—
	8/14/2007	3,333	36,667	—	$4.66	8/14/2007	—	—	—	—

(1)	The stock options issued to our named executive officers vest over 48 months at 1/48th per month.

Option Exercises and Stock Vested

During 2007, none of the named executive officers exercised any vested stock options.

Potential Payments upon Termination or Change of Control

The tables below reflect the compensation payable to or on behalf of Messrs. Blomquist and Alleman upon an involuntary termination without cause, or a change of control. The amounts shown assume that such termination or change of control was effective as of December 31, 2007, and thus includes amounts earned through such time. The actual amounts we will be required to disburse can only be determined at the time of the applicable circumstance.

Harold A. Blomquist

Executive Benefits and Payments	Involuntary Termination without Cause	Change in Control
Compensation
Cash Severance(1)	$487,500	$487,500
Options (unvested & accelerated)	$543,694	$543,694
Relocation from Colorado to California	$150,000	$150,000
Benefit Plans
Health & Welfare	$23,400	$23,400

(1)	Pursuant to the employment arrangement with Mr. Blomquist, this amount is equal to 18 months of Mr. Blomquist’s annual salary, which amount is not payable if Mr. Blomquist’s employment is terminated for cause.

Brian P. Alleman

Executive Benefits and Payments	Involuntary Termination without Cause		Change in Control
Compensation
Cash Severance	$84,375	(1)	$309,375	(2)

(1)	This amount is equal to (a) 3 months of Mr. Alleman’s annual salary, plus (b) 3 months of one-half of Mr. Alleman’s annual salary, which amounts are not payable if Mr. Alleman’s employment is terminated for cause.

(2)	This amount is equal to (a) 3 months of Mr. Alleman’s annual salary, plus (b) 3 months of one-half of Mr. Alleman’s annual salary, plus (c) 12 months of Mr. Alleman’s annual salary, which amounts are not payable if Mr. Alleman’s employment is terminated for cause.

The table below reflects the compensation payable to or on behalf of Mr. Sartore upon an involuntary termination upon a change of control of AgigA Tech, Inc. The amounts shown assume that such termination and change of control were effective as of December 31, 2007, and thus includes amounts earned through such time. The actual amounts AgigA Tech, Inc. will be required to disburse can only be determined at the time of the applicable circumstance. Pursuant to the terms of his offer letter, AgigA Tech, Inc. is not required to provide Mr. Sartore any additional compensation upon an involuntary termination without cause that does not occur incident to a change of control.

Ronald Sartore

Executive Benefits and Payments	Involuntary Termination without Cause	Change in Control
Compensation
Cash Severance	$0	$225,000	(1)

(1)	This amount is equal to 12 months of Mr. Sartore’s annual salary, which amount is not payable if Mr. Sartore’s employment is terminated for cause.

Director Compensation

A director who is also an employee of our company receives no additional compensation for serving on the Simtek Board. Annual compensation for non-employee directors is comprised of cash and equity compensation. Cash compensation consists of an annual retainer (paid quarterly) and meeting fees. Annual equity compensation consists of a stock option award. Each of these components is described in more detail below. The total 2007 compensation of our non-employee directors is shown in the following table:

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert Pearson, Compensation and Governance Committees	$26,000	—	$20,307	—	—	—	$46,307

Alfred Stein, Governance Committee Chair, Audit Committee, Compensation Committee	$27,000	—	$71,037	—	—	—	$98,037

Robert Keeley, Former Audit Committee Chair	$25,750	—	$71,037	—	—	—	$96,787

John Hillyard, Audit Committee Chair	$26,614	—	$172,547	—	—	—	$199,161

Philip Black, Compensation Committee Chair, Audit Committee	$0	—	$50,533	—	—	—	$50,533

(1)	As of December 31, 2007, Mr. Pearson had outstanding options to purchase up to 21,125 shares of our Common Stock, Mr. Stein had outstanding options to purchase 44,917 shares of our Common Stock, Dr. Keeley had outstanding options to purchase 37,625 shares of our Common Stock, Mr. Hillyard had outstanding options to purchase 50,000 shares of our Common Stock and Mr. Black had outstanding options to purchase 25,000 shares of our Common Stock.

(2)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of stock options granted to each independent director. Option expense recorded in our financial statements for 2007 for options granted in 2007 was $20,307 for each of Messrs. Pearson, Stein, Keeley, and Hillyard. Option expense recorded in our financial statements for 2007 for options granted in 2007 was $50,533 for Mr. Black. Option expense recorded in our financial statements for 2007 for options granted in 2006 included $50,730, $50,730 and $152,240 for Messrs. Stein, Keeley and Hillyard, respectively. The exercise price of each option granted was equivalent to the closing price of a share of our common stock on the grant date. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule and has been calculated using the Black-Scholes valuation model. The fair value of the options granted to Messrs. Pearson, Stein, Keeley and Hillyard in 2007 was $30,460 per individual. The fair value of the options granted to Mr. Black in 2007 was $75,800. The valuations used in calculating the fair value of the options granted to Messrs. Pearson, Stein, Keeley and Hillyard in 2007 were based upon the following assumptions: estimated holding period of 5.00 years, expected volatility of 77.00% and a risk free interest rate of 4.51%. The valuations used in calculating the fair value of the options granted to Mr. Black in 2007 were based upon the following assumptions: estimated holding period of 5.00 years, expected volatility of 77.00% and a risk free interest rate of 4.34%. It should be noted that this model is only one of the methods available for valuing options. These amounts reflect our accounting expense and do not correspond to the actual value that may or will be recognized by the named directors.

The Simtek Board believes that compensation for independent directors should be competitive and should fairly compensate directors for the time and skills devoted to serving us but should not be so great as to compromise independence.

With the assistance of outside compensation consultants and information, the Compensation Committee periodically reviews our director compensation practices and compares them against the practices of public company boards generally.

Beginning March 2004, each director who was not an employee received $1,500 for each meeting of the Simtek Board, attended in person and 50% of the in person fee for telephonic participation and $500 for each meeting of a committee of the Simtek Board. Beginning January 1, 2005, each director of the Simtek Board also received a $10,000 annual stipend, which is paid quarterly. In November 2006, the annual stipend was increased to $20,000 and continues to be paid quarterly.

Through March 31, 2006, the stipend was paid in equivalent shares of common stock. Upon initial appointment or election to the Simtek Board, each newly appointed or elected member receives options to purchase 15,000 shares of our Common Stock. Beginning in September 2006, each committee chair received options to purchase 15,000 shares of our Common Stock. Each member of the Simtek Board receives, within the first month of each calendar year while serving as a member of the Simtek Board, a grant of options to purchase 3,750 shares of our Common Stock. In November 2006, this amount was increased to a grant of options to purchase 10,000 shares of our Common Stock. Along with the above compensation, the Chairman of the Simtek Board receives $4,000 per calendar quarter, as long as the Chairman is not an employee. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us.

The Simtek Board believes that our total director compensation package is competitive with the compensation offered by other companies and is fair and appropriate in light of the responsibilities and obligations of our independent directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no transactions with related persons since the beginning of our last completed fiscal year, or any currently proposed transaction, that involved or involves in excess of $120,000.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD

The Audit Committee of the Board (the “Committee”) assists the Board in fulfilling its oversight responsibilities with respect to the external reporting process and the adequacy of Simtek’s internal controls. Specific responsibilities of the Committee are set forth in the Audit Committee Charter, a copy of which can be found on the Company’s website at www.simtek.com. The members of the Committee are Messrs. Hillyard, Stein and Black, each of whom meets the independence requirements of Rule 10A-3 of the Exchange Act and applicable NASDAQ independence rules.

The Committee has reviewed and discussed Simtek’s audited financial statements for the year ended December 31, 2007 with Simtek’s management. The Committee has discussed with Hein & Associates LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Committee has received the written disclosures and the letter from Hein & Associates LLP required by Independence Standards Board Standard No. 1, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with Hein & Associates LLP its independence.

Based on the review and discussions referred to in the preceding paragraph, the Committee recommended to the Board that Simtek’s audited financial statements for the year ended December 31, 2007 be included in Simtek’s Annual Report on Form 10-K for the year ended December 31, 2007.

AUDIT COMMITTEE

John Hillyard, Chair

Philip Black

Alfred Stein

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information with respect to our equity compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (Column (a))	Weighted-average exercise price of outstanding options, warrants and rights (Column (b))	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (Column (c))
Equity compensation plans approved by security holders	617,050	$4.50	2,182,950
Equity compensation plans not approved by security holders	1,291,183	$5.09	—
Total	1,908,233	$4.90	2,182,950

Material Features of the Equity Compensation Plans.

1994 Stock Option Plan. Through June 13, 2007, the Company granted options under the 1994 Stock Option Plan (the “SOP”). The SOP authorized 2,060,000 non-qualified stock options that may be granted to directors, employees, and consultants. The plan permitted the issuance of non-statutory options and provide for a minimum exercise price equal to 100% of the fair market value of the Company’s common stock on the date of grant. The maximum term of options granted under the plan was 10 years and options granted to employees expire 90 days after the termination of employment. In 2004, the SOP was extended for 10 more years. No further options have been granted under the SOP since the 2007 Equity Incentive Plan (the “EIP”) became effective, and the Company does not intend to issue any more options under the SOP in the future. All terms and conditions of the options granted under the SOP will remain the same. All options granted prior to March 24, 2006, began vesting after six months after the date of grant, and will become fully vested after three years and expire seven years from date of grant. On March 24, 2006, the Simtek Board changed the vesting schedule of stock options granted after March 24, 2006 to be as set forth below with respect to the EIP.

2007 Equity Incentive Plan. At the annual meeting of stockholders on June 14, 2007, the Company’s stockholders approved the EIP, which authorizes 2,800,000 shares that may be granted under either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), nonqualified stock options, restricted stock awards or other stock grants. The EIP became effective on June 15, 2007. The EIP provides that the maximum number of shares with respect to which an individual can receive a grant of options in a calendar year is 500,000 shares. Options may be granted to key employees, consultants, and non-employee directors. The EIP provides that an individual can receive grants of both incentive options and nonqualified options. However, only employees may be granted incentive options. The minimum exercise price for options is 100% of the fair market value of the Company’s stock on the date of grant and a maximum term of 10 years. Generally, upon termination of employment or service, options expire three months after termination. Incentive options granted to an employee who holds more than 10% of the Company’s stock must have an exercise price of at least 110% of the fair market value of the Company’s stock on the date of grant and a maximum term of no more than 5 years.

The Compensation Committee administers the EIP with respect to grants to employees, consultants and non-employee directors. With respect to grants to officers and directors, the Compensation Committee is constituted in a manner that satisfies applicable laws and regulations, including Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and Section 162(m) of the Code. The EIP also provides that the full board of directors can perform any function of the Committee, subject to the requirements of the NASDAQ rules and Section 162(m) of the Code. The Compensation Committee has the authority to delegate to specified officers of the Company the grants of stock options and other awards to specified employees of the Company, and the Compensation Committee has delegated such grant-making authority.

Each option granted under the EIP is evidenced by a written stock option agreement. Each option holder shall become vested in the shares underlying the option in such installments and over such period or periods of time, if any, or upon such events, as are determined by the Compensation Committee in its discretion and set forth in the option agreement. Vesting of the options is as follows:

•

If an officer or employee has been employed for 12 months or more, stock options will vest over 48 months at  1/48th per month, and vesting will begin immediately at  1/48th per month for the four year period.

•

If an officer or employee has been employed for less than 12 months, no vesting will occur until the officer or employee has been employed for 12 months at which time the officer or employee will be caught up at  1/48th per month for each month since the option grant date and then the options will continue to vest at  1/48th per month for the remaining portion of the four year period.

•

If an officer or employee is a new hire, no vesting will occur until the officer or employee has been employed for 12 months at which time the officer or employee will receive  12/48th of the vesting after which the options will continue to vest at  1/48th per month for the remaining portion of the four year period.

•	All options granted to outside directors of the Company will be 100% vested after six months from the grant date.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and beneficial owners of 10% or more of our stock, among others, to file with the SEC and the NASDAQ an initial report of ownership of our common stock on Form 3 and reports of changes in ownership on Form 4 or Form 5. Persons subject to Section 16 are required by SEC regulations to furnish us with copies of all Section 16 forms that they file related to transactions in our stock. Under SEC rules, certain forms of indirect ownership and ownership of our common stock by certain family members are covered by these reporting requirements. As a matter of practice, our administrative staff assists our directors and executive officers in preparing initial ownership reports and reporting ownership changes and typically files these reports on their behalf.

Based on a review of the copies of forms filed in 2007, except for one late filing on Form 4 by Mr. Blomquist with respect to one transaction, we believe that during 2007 all of our executive officers and directors filed the required reports on a timely basis under Section 16(a). However, Crestview Capital Master, LLC, one of our beneficial owners of 10% or more of our stock, was late with one Form 4 filing with respect to five transactions.

Annex II

Collins Stewart, LLC

456 MONTGOMERY STREET

22ND FLOOR

SAN FRANCISCO, CALIFORNIA 94104

(415) 659-2222 FAX (415) 659-2229

July 31, 2008

Board of Directors

Simtek Corporation

4250 Buckingham Drive Suite 100

Colorado Springs, CO 80907

Members of the Board:

We understand that Simtek Corporation, a Delaware corporation, (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”) to be dated the date hereof with Cypress Semiconductor Corporation, a Delaware corporation (“Parent”) and Copper Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”). Acquisition Sub proposes to make a tender offer (such tender offer is referred to in the Agreement and herein as the “Offer”) to acquire all of the issued and outstanding Company Shares (as defined in the Agreement) at a price of $2.60 per Company Share (the “Per Share Amount”), net to the holder thereof in cash, all upon the terms and subject to the conditions set forth in the Agreement. After the acceptance for payment of Company Shares tendered pursuant to the Offer, Acquisition Sub will merge with and into the Company, and each Company Share that is not tendered and accepted for payment pursuant to the Offer will thereupon be cancelled and converted into the right to receive the Per Share Amount upon the terms and subject to the conditions set forth in the Agreement (the merger of Acquisition Sub into the Company being referred to in the Agreement and herein as the “Merger”). Subject to the terms and conditions of the Agreement, the Company will recommend that its stockholders tender all issued and outstanding Company Shares in exchange for the Per Share Amount of consideration in the Offer. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of the Company of the Per Share Amount of consideration to be received by such stockholders pursuant to the Agreement.

Collins Stewart LLC, as part of its investment banking business, regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have, among other things:

(i)	reviewed the financial terms and conditions set forth in the last draft of the Agreement;

(ii)	reviewed the Company’s stock price performance over the last twelve months;

(iii)	reviewed the Company’s stock volume over the last twelve months;

(iv)	reviewed the Company’s stock price performance relative to the Dow Jones Industrial Average, National Association of Securities Dealers Automated Quotation average and an index of certain comparable publicly-traded companies;

(v)	reviewed the most recent annual, quarterly and other public filings of the Company and Parent;

(vi)	reviewed research reports on the Company, Parent and competitors;

(vii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

(viii)	reviewed certain financial projections of the Company prepared by the management of the Company;

(ix)	compared the financial statistics and metrics to the extent publicly available, of other comparable publicly-traded companies that we deemed relevant;

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(x)	compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

(xi)	participated in discussions with representatives of the Company and its financial and legal advisors; and

(xii)	made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us verbally or otherwise discussed with us by the management of the Company or publicly available) and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the management of the Company that they are not aware of any facts that would make such information inaccurate or misleading.

Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluation or appraisal. We have assumed that all material assets and liabilities (contingent or otherwise) of the Company are as set forth in its financial statements or other information made available to us by the management of the Company. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for the Company that we have reviewed, upon the advice of the management of the Company, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Company, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated.

We have assumed that the Merger will be consummated upon the terms set forth in the last draft of the Agreement reviewed by us without any waiver, amendment or delay of any terms or conditions thereof. We express no opinion regarding whether the necessary approvals or other conditions to the Merger will be obtained. In addition, we have assumed that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with generally accepted accounting principles consistently applied and that there has been no material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent historical financial statements reviewed by us. We have also assumed that the Offer and the Merger will be consummated in accordance with the term set forth in the Agreement. We have also assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in such agreements are not waived. Finally, with your consent, we have relied upon, without independent verification, the advice the Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, to stockholders of the Company of the Per Share Amount to be received by such stockholders. We do not express any opinion as to any tax or other consequences that might result from the Merger or the value or effect of the Offer on the Merger and Per Share Amount. In addition, we have not been asked to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

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We have been engaged by the Company to render this opinion in connection with the Merger and will receive a fee contingent upon the delivery of this opinion. We will not receive any significant payment or compensation contingent upon the successful completion of the Merger. Within the last two years we have not provided investment banking and financial services to the Company, Parent or their respective affiliates, for which we have received compensation. We acted as the sole placement agent for the Company’s December 2005 financing transaction and received compensation for such investment banking services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the ordinary course of business, we may trade in the Company’s or Parent’s securities for our own account and the accounts of our customers and, accordingly, may at any time hold a long or short position in the Company’s or Parent’s securities.

Our opinion is directed to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be, and does not constitute, an opinion or recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger or whether the stockholders of the Company should accept the Offer. Our opinion is directed only to the fairness, from a financial point of view, of the Per Share Amount to be received by the stockholders of the Company and does not address the relative merits of the Merger, the Offer and the other business strategies that the Company’s Board of Directors has considered or may be considering, nor does it address the decision of the Company’s Board of Directors to proceed with the Merger, the Offer, or any other alternative transaction.

This opinion has been approved by the Fairness Committee of Collins Stewart LLC. This opinion may be included in its entirety in any proxy or information statement mailed to the stockholders of the Company in connection with the Merger if such inclusion is required by applicable law but may not otherwise be reproduced, summarized, described or referred to or furnished to any party except with our express prior written consent.

Based upon and subject to the foregoing considerations, and based upon such other factors as we consider relevant, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Per Share Amount to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

Very truly yours,

Collins Stewart LLC

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